SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	▪ Naspers Limited: Prospectus relating to the introduction of Black Economic Empowerment shareholders in relation to Media24 Limited, issued September 27, 2006. Public offer opens September 29, 2006.	



Welkom Yizani Investments Limited

(formerly named Main Street 458 (Proprietary) Limited)

(Incorporated in the Republic of South Africa)
(Registration number 2006/021434/06)

PROSPECTUS

An invitation to Black People and Black Groups eligible to subscribe for 14 600 000 Welkom Yizani ordinary shares as part of the Media24 Empowerment Transaction at an offer price of R10,00 per Welkom Yizani ordinary share.

Opening Date of the public offer [19]	**29 September 2006 at 08:00**
Closing Date of the public offer [19]	**27 October 2006 at 15:00**

Investment bank

Investec Corporate Finance
Investec Bank Limited
(Registration number 1969/004763/06)

Joint attorneys and tax advisers





Webber Wentzel Bowens

Joint attorneys

Jan S. de Villiers Attorneys

Independent reporting accountants and auditors





PricewaterhouseCoopers

Share application and distribution agent



FNB First National Bank
How can we help you?

Date of issue:	**27 September 2006**

A copy of this prospectus has been registered in the Companies Registration Office on 21 September 2006 as required by the Companies Act (Act 61 of 1973), as amended.

The written consents of the advisers referred to in the consents paragraph on page 4 and the material contracts referred to in paragraph 5.15 on page 26 were attached to the copy of the prospectus, which was lodged for registration in the Companies Registration Office.

The Registrar of Companies has scrutinised the information disclosed in this prospectus. The information disclosed complies with statutory requirements. The Registrar of Companies does not express a view on the risk for investors or the price of the shares on offer in terms of this prospectus. However, the attention of the public is drawn to the fact that the shares on offer are unlisted and should be considered as a risk capital investment. Investors themselves are therefore at risk as unlisted shares are not readily marketable and should the Company fail, this may result in the loss of the investment to the investor.

CORPORATE INFORMATION RELATING TO THE COMPANY [1(a), 3, 4 and 5]

Registered office [1(a)]
Naspers Limited
(Registration number 1925/001431/06)
40 Heerengracht
Cape Town
8001
(PO Box 2271, Cape Town, 8000)

Registered office [1(b)]
Welkom Yizani Investments Limited
(Registration number 2006/021434/06)
40 Heerengracht
Cape Town
8001
(PO Box 2271, Cape Town, 8000)

Company secretary [5]
George M Coetzee
B.Com, MBA, DBA, MHRP
40 Heerengracht
Cape Town
8001
(PO Box 2271, Cape Town, 8000)

Transfer secretaries and administrator [1(a)]
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
11 Diagonal Street
Johannesburg
2001
(PO Box 4844, Johannesburg, 2000)

Joint attorneys to Media24 [4]
Jan S de Villiers
18th Floor
1 Thibault Square
Cape Town
8001
(PO Box 1474, Cape Town, 8000)

Joint attorneys and tax advisers
Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Johannesburg
2196
(PO Box 61771, Marshalltown, 2107)

Investment bank [4]
Investec Bank Limited
(Registration number 1969/004763/06)
100 Grayston Drive
Sandown
Sandton
2196
(PO Box 785700, Sandton, 2146)

Independent reporting accountants and auditors [3]
PricewaterhouseCoopers Inc.
(Registration number 1998/012055/21)
1 Waterhouse Place
Century City
7441
(PO Box 2799, Cape Town, 8000)

Share application and distribution agent
First National Bank Limited
(Registration number 1929/001225/06)
6th Floor
4 First Place
BankCity
Corner Pritchard and Simmonds Streets
Johannesburg
2001
(PO Box 7791, Johannesburg, 2000)

IMPORTANT LEGAL INFORMATION

Definitions and interpretations used in this prospectus are contained on pages 10 to 16.

This prospectus constitutes an invitation to subscribe for Welkom Yizani ordinary shares, which is made in South Africa only and is addressed to those persons to whom it may lawfully be made. The distribution of this prospectus and the public offer may be restricted by law. Persons who are in possession of this prospectus must inform themselves about and observe any such restrictions.

The public offer is subject to the conditions set out in paragraph 3 headed "Details of the public offer" on page 17 of this prospectus.

The acquisition of Welkom Yizani ordinary shares involves risks which should be taken into account by the prospective investors. These risks primarily relate to the performance of the underlying Media24 ordinary shares held indirectly by Welkom Yizani. Therefore, you should carefully consider the information relating to Media24 provided in this prospectus, as well as the risks related to Media24's business as described in paragraph 6.4 on page 40 of this prospectus and the other information in this prospectus before making a decision to purchase Welkom Yizani ordinary shares. Although information has been provided herein in relation to Welkom Yizani ordinary shares, a prospective purchaser, having made enquiries, should use his own judgment and seek advice from an independent financial adviser as to the appropriate value of such Welkom Yizani ordinary shares. In considering whether to invest in Welkom Yizani ordinary shares, each investor should have regard to, among others, the following issues:

– the risks relating to Media24's business as set out in paragraph 6.4 on page 40 of this prospectus;

– the absence of tradability of Welkom Yizani ordinary shares during the Minimum Investment Period;

– the possible lack of liquidity of the Welkom Yizani ordinary shares due to the restrictive conditions on transferability as set out in paragraph 5.17.3 on page 27;

– the possible lack of liquidity of Welkom Yizani ordinary shares as they are not listed on any stock exchange and the fact that the market value thereof will not be readily available; and

– the interest rate risks in relation to dividends declared in respect of the Welkom Yizani preference shares.

The Welkom Yizani ordinary shares will not be listed on any stock exchange but, subject to certain limitations as set out in paragraph 3 headed "Details of the public offer" on page 17 of this prospectus, Naspers shall use its best commercial endeavours to create a mechanism to facilitate the trading in, and also private transfers of, Welkom Yizani ordinary shares after the Minimum Investment Period to eligible Black People and Black Groups. [23]

The Welkom Yizani ordinary shares for which subscriptions are invited in terms of this prospectus are currently new and unissued shares in Welkom Yizani, which will be allotted and issued pursuant to successful applications for subscription. The proceeds from the subscription for these Welkom Yizani ordinary shares will be used to pay for 20% of the purchase price payable by Welkom Yizani to acquire Media24 Holdings ordinary shares. Media24 Holdings' sole asset is 92.31% (which following a proposed share buy-back will become 96.99%) of the Media24 ordinary shares. The funding raised by the issue of the Welkom Yizani preference shares in Welkom Yizani will be used to pay for the remaining 80% of the purchase price payable for the Media24 Holdings ordinary shares purchased by Welkom Yizani.

Unless the context clearly indicates otherwise, all information provided in this prospectus is provided as at the last practicable date.

Forward-looking statements

Many of the statements included in this prospectus are forward-looking statements that involve risks and uncertainties.. Forward-looking statements may generally be identified by the use of terminology such as "may", "will", "expect", "intend", "plan", "estimate", "anticipate", "believe", or similar phrases. Other than statements of historical facts, all statements, including, among others, statements regarding the future financial position or business strategy, projected levels of growth in its market, projected costs, estimates of capital expenditures and plans and objectives of management for future operation of Welkom Yizani, Media24 Holdings and/or Media24 are forward-looking statements. The actual future performance of Welkom Yizani, Media24 Holdings and/or Media24 could differ materially from these forward-looking statements. Important factors that could cause the actual results to differ materially from these forward-looking statements or expectations include risks such as changes in government regulations and the risks as set out in paragraph 6.4 on page 40 of this prospectus, as well as other matters not yet known to the Board or not currently considered material by them.

Undue reliance should not be placed on these forward-looking statements. All written and oral forward-looking statements attributable to the Board or persons acting on their behalf are qualified in their entirety by these cautionary statements. Moreover, unless the Board is required by law to update these statements, they will not necessarily update any of these statements after the date of this prospectus, whether to confirm them with or contrast them to actual results or with regard to changes in their expectations or projections, or otherwise.

Consents

The investment bank, attorneys and tax advisers, independent reporting accountants and auditors, transfer secretaries and administrator and share application and distribution agents, whose names are included in the prospectus, have consented in writing to act in the capacities stated and to their names being included in this prospectus and have not withdrawn their consents prior to the publication of this prospectus.

Directors' responsibility statement

The directors, whose names are given in paragraph 5.18 on page 31 of this prospectus, collectively and individually, accept full responsibility for the accuracy of the information contained herein and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this prospectus contains all information required by law.

Compliance with the Companies Act [50]

This prospectus complies with sections 145(1), 147, 148(1)(a), 148(2), 149, 150, 151(1), 152(1), 154(1), 155, 156 and Schedule 3 of the Act. The number of each applicable paragraph in Schedule 3 to the Act is given in square brackets after the appropriate headings or sub-headings to which such paragraph applies.

Other important information

Copies of this prospectus may be obtained during normal business hours from 08:00, on Friday, 29 September 2006 from the registered offices of Welkom Yizani, Media24 and Link Market Services at the addresses set out in the ''Corporate Information section of the Company'' on page 2 or at any FNB branch. The prospectus can also be obtained on the internet at the following web address: www.mymedia24.co.za.

All marketing material and educational documents relating to the public offer have been published for information purposes only. Reliance should not be placed on these materials alone and should be read in conjunction with the prospectus before making the decision to subscribe for Welkom Yizani ordinary shares.

Registration of the prospectus and supporting documents

A copy of this prospectus in English was registered by the Registrar on 21 September 2006 as required by section 155(1) of the Companies Act, together with:

– the letters of consent from the investment bank, attorneys and tax advisers, independent reporting accountants and auditors and transfer secretaries and administrator and Share application and distribution agents, consenting to act in the capacities stated and to their names being included in this prospectus, and confirming that such consents have not been withdrawn at the date of this prospectus;

– the written consents of the independent reporting accountants and auditors to the issue of this prospectus with their report included in the form and context in which they appear, and confirming that such consents have not been withdrawn at the date of this prospectus;

– copies of the material contracts described in paragraph 5.15 on page 26 of this prospectus; and

– a signed copy of this prospectus.

SUMMARY OF THE MEDIA24 EMPOWERMENT TRANSACTION

This summary addresses the more important aspects and issues of the Media24 Empowerment Transaction. You are, however, cautioned that this summary is of a general nature only and is neither detailed nor comprehensive. In particular, the summary does not set out all of the qualifications and limitations which may apply to, and qualify, the general information provided. Accordingly, this summary must not be read in isolation, and is not a substitute for a thorough consideration of the entire prospectus and the documents referred to herein.

Should you require more information on the Media24 Empowerment Transaction, please contact our call centre on 0860 12 12 24 or e-mail us at yizani@media24.co.za or visit the Media24 group website at www.mymedia24.co.za.

The definitions and interpretations commencing on page 10 of this prospectus apply to this summary of the Media24 Empowerment Transaction.

1. WHAT IS THE PURPOSE OF THE MEDIA24 EMPOWERMENT TRANSACTION?

Naspers wishes to implement the Media24 Empowerment Transaction, which is a BEE ownership initiative in respect of Media24 in furtherance of the Naspers group's empowerment objectives. It is also intended to meet the empowerment requirements set out in the BBBEE Legislation. The equity empowerment conditions set out under the BBBEE Legislation are fixed and no dilution of the empowerment equity is permitted until the BBBEE Legislation is amended or ceases to remain in force.

2. HOW DO I TAKE PART IN THE MEDIA24 EMPOWERMENT TRANSACTION?

A total of 14 600 000 Welkom Yizani ordinary shares are being offered to qualifying Black People and Black Groups in terms of the Media24 Empowerment Transaction.

You can take part in the Media24 Empowerment Transaction by applying for as many shares as you wish, at R10,00 per share, subject to the following maximum and minimum subscription limits:

• minimum subscription: 20 Welkom Yizani ordinary shares (i.e. a total subscription amount of R200,00);

• maximum subscription applicable to you (and your associates): a maximum of 1 460 000 Welkom Yizani ordinary shares (i.e. a total subscription amount of R14 600 000) or 10% of the total number of Welkom Yizani ordinary shares issued pursuant to the public offer, whichever is the lesser.

3. WHAT ARE THE CONDITIONS THAT APPLY TO THE WELKOM YIZANI ORDINARY SHARES?

The following conditions apply:

• no Welkom Yizani ordinary shares can be traded during the Minimum Investment Period (i.e. five years from the Implementation Date);

• after the Minimum Investment Period has passed, Welkom Yizani ordinary shares may only be transferred to other Black People or Black Groups having at least a similar or higher BEE status/rating to yourself. All transfers are subject to approval and verification by the WSTC;

• the Welkom Yizani ordinary shares must be held in certificated form and the share certificates must be deposited with Link Market Services who shall hold them on your behalf until they are validly transferred in accordance with the provisions of the Media24 Holdings Shareholders Agreement and the articles; and

• no Welkom Yizani ordinary shareholder and its associate can, at any time, own more than 10% of the total number of the Welkom Yizani ordinary shares in issue.

4. WHAT ARE THE BENEFITS OF TAKING PART IN THE MEDIA24 EMPOWERMENT TRANSACTION?

The Media24 Empowerment Transaction will give you the opportunity to:

• indirectly own a stake in Media24, with the funding for 80% of this stake being provided by Naspers through the Welkom Yizani preference shares and the remaining 20% being provided by you through your application for the Welkom Yizani ordinary shares; and

• participate in receiving cash, through dividends distributed by Welkom Yizani.

5. WHO CAN TAKE PART IN THE MEDIA24 EMPOWERMENT TRANSACTION?

• Black People (Africans, Coloured or Indian) who are citizens of South Africa. If you are a minor, you must be assisted by your parent or your legal guardian; and

• Black Groups, being Black Companies and Black Entities incorporated or formed in South Africa.

6. WHAT IS THE TOTAL NUMBER OF WELKOM YIZANI ORDINARY SHARES THAT ARE BEING OFFERED?

A total of 14 600 000 Welkom Yizani ordinary shares are being offered to qualifying Black People and Black Groups in terms of the Media24 Empowerment Transaction.

7. WHAT HAPPENS WHEN TOO MANY SHARES HAVE BEEN APPLIED FOR?

In the case where more than 14 600 000 Welkom Yizani ordinary shares are applied for, the basis of allocation will be subject to Welkom Yizani's discretion. Preference will be given firstly to Black Persons and thereafter to Black Groups who are preferred suppliers to Media24 in preference to other Black Groups.

If you have paid and applied for more Welkom Yizani ordinary shares than we eventually allocate to you, we will refund to you the excess amount by electronic funds transfer. You will not earn any interest on the monies which are refunded to you and you shall bear the risk in respect of such electronic funds transfer.

8. WHAT IS THE PRICE OF A WELKOM YIZANI ORDINARY SHARE?

The price of a Welkom Yizani ordinary share is R10,00 per share.

9. WHAT ARE THE RIGHTS OF MY ALLOCATED WELKOM YIZANI ORDINARY SHARES?

Your Welkom Yizani ordinary shares acquired in terms of this prospectus will have the same rights as all other existing Welkom Yizani ordinary shares. You will therefore be a shareholder in Welkom Yizani with dividend and voting rights in Welkom Yizani.

10. WHAT ARE MY VOTING RIGHTS?

As a shareholder of Welkom Yizani, you can vote at the general meetings of Welkom Yizani. You can also vote at the general meetings of shareholders of Media24 Holdings through the proxy mechanism as set out in the articles of Welkom Yizani.

11. WILL I BE ENTITLED TO RECEIVE A DIVIDEND ON THE WELKOM YIZANI ORDINARY SHARES ALLOCATED TO ME?

Yes, when Media24 Holdings declares and pays dividends to Welkom Yizani. In broad terms Welkom Yizani will use its normal dividend income as follows:

- firstly, to pay the Company's running costs and taxes;
- secondly, at the discretion of the Welkom Yizani preference holders, on an annual basis, up to 20% of the balance will be paid to the Welkom Yizani ordinary shareholders as an ordinary dividend;
- thirdly, to pay dividends on the Welkom Yizani preference shares; and
- lastly, any remaining money will be used to redeem the Welkom Yizani preference shares.

12. HOW DO I APPLY FOR THE WELKOM YIZANI ORDINARY SHARES?

If you are interested in applying for the Welkom Yizani ordinary shares, you need to submit a completed application form, a copy of which is attached to this prospectus, to your nearest FNB branch together with the required documentation as listed on the application form and your payment. Your application and required documents will be pre-examined at an FNB branch and may be rejected if the application form is not completed in full or if all the necessary documentation is not attached.

All applications must be received by FNB before the Closing Date, being 15:00 on 27 October 2006. Application forms received after the Closing Date will be disregarded. In addition any application form received, which does not contain all the documentation required or which has not been completed in full, will be rejected and your money will be returned to you by way of electronic transfer. You shall bear the risk in respect of such electronic funds transfer.

13. HOW CAN I PAY FOR MY WELKOM YIZANI ORDINARY SHARES?

You can pay for your Welkom Yizani ordinary shares:

- by cheque or postal order, which must be attached to the application form. The cheque must be crossed "not transferable" with the words "or bearer" deleted and the words "Welkom Yizani" written on the back and made payable to "**Welkom Yizani**". If the cheque is dishonoured, your application will be rejected; or
- by FNB debit card presented with your completed application form at an FNB branch; or
- by cash, at an FNB branch.

Directors reserve the right to accept payment in any other form in their sole discretion.

Please note: Credit card payments will not be accepted.

14. WHEN DO I HAVE TO PAY FOR MY WELKOM YIZANI ORDINARY SHARES?

The payment for the Welkom Yizani ordinary shares must be made when you hand in your application form. Payment can be made directly at your FNB branch as set out in paragraph 13 above.

15. WHEN DOES THE PUBLIC OFFER FOR WELKOM YIZANI ORDINARY SHARES OPEN AND WHEN DOES IT CLOSE?

The public offer will open on 29 September 2006 at 08:00 and will close on 27 October 2006 at 15:00.

Any changes to the above dates and times (if any) will be published in the South African press and lodged with the Registrar.

16. WHEN WILL MY WELKOM YIZANI ORDINARY SHARES BE ALLOCATED TO ME?

The process of allocating and issuing shares to subscribers should be completed within 30 business days after the Closing Date, and you will then be notified of the number of shares allocated to you, if any. Should delays occur in the allocation process, the Directors may extend this initial 30 business days' period by up to 14 business days.

17. HOW WILL MY WELKOM YIZANI ORDINARY SHARES BE DELIVERED TO ME?

A statement will be sent to you to provide you with a written record of your shareholding. A share certificate will be issued, but will be retained and held by Link Market Services on your behalf. It will be released, if necessary, for implementing any transfer that is permitted in the articles of Welkom Yizani and the Media24 Holdings Shareholders Agreement.

18. WHAT MAY DISQUALIFY ME FROM THE MEDIA24 EMPOWERMENT TRANSACTION?

The following may disqualify you:
- if you fail to submit your application form with the required documentation and/or payment before or on the Closing Date;
- if you fail to meet the qualification criteria;
- if you fail to pay for the Welkom Yizani ordinary shares or Welkom Yizani has not received your payment;
- if you make any fraudulent or untrue statement in your application form;
- if you have committed an act or made an omission that disqualifies you from the Media24 Empowerment Transaction set out in the articles of Welkom Yizani; or
- if your application form is not complete or the information contained therein cannot be verified to Welkom Yizani's and Naspers' satisfaction.

The Board and the Naspers board of directors may also disqualify any person from becoming a shareholder in Welkom Yizani in their sole discretion.

19. WHAT ARE THE CONSEQUENCES OF BEING DISQUALIFIED?

Your application for Welkom Yizani ordinary shares will be rejected and any funds received from you will be returned to you, without interest.

20. WHAT ARE THE CONSEQUENCES IF I AM DISQUALIFIED AFTER I RECEIVE AN ALLOTMENT OF THE WELKOM YIZANI ORDINARY SHARES?

If the disqualification or default occurs or is discovered after the Welkom Yizani ordinary shares have already been allotted, Naspers shall be entitled to ask you to sell to it all of your Welkom Yizani ordinary shares at PAR VALUE. This is intended to punish fraud and to protect Welkom Yizani and its other shareholders. This call option is set out in the articles of Welkom Yizani.

Note that should you, when applying for Welkom Yizani ordinary shares or at any time thereafter, misrepresent your BEE status/rating or commit any action which amounts to fronting (as contemplated in the BBBEE Legislation), you run the risk of either being disqualified from participating in the Media24 Empowerment Transaction (with your application for Welkom Yizani ordinary shares accordingly being rejected), or being required to sell the Welkom Yizani ordinary shares that were issued to you pursuant to the public offer, at their PAR VALUE, in accordance with the articles.

21. WHY IS THERE A MINIMUM INVESTMENT PERIOD?

The Minimum Investment Period serves to:
– allow for a reasonable period of time to provide the potential opportunity for Welkom Yizani's investment in Media24 Holdings to accrue value, considering the initial composition of equity and preference share funding in the capital that Welkom Yizani will raise to buy the interest in Media24 Holdings; and
– ensure that efficient mechanisms are put in place for the Welkom Yizani ordinary shares to be traded.

22. IS THERE CAPITAL PROTECTION?

No, there is no capital protection. The Welkom Yizani ordinary shares purchased through the Media24 Empowerment Transaction will be subject to all the normal investment risks faced by the ordinary shareholders of other companies.

23. MAY I EXIT THE MEDIA24 EMPOWERMENT TRANSACTION DURING THE REQUIRED MINIMUM INVESTMENT PERIOD OR THEREAFTER?

No, but you may exit after the Minimum Investment Period.

24. WHAT HAPPENS IF I DIE DURING THE MINIMUM INVESTMENT PERIOD?

Your estate will be permitted to transfer your shares to an eligible Black Person having at least a similar or higher BEE status/rating than yourself, in terms of the articles.

25. WHAT IF I BECOME INSOLVENT AND MY ESTATE IS SEQUESTRATED INVOLUNTARILY DURING THE MINIMUM INVESTMENT PERIOD?

Then your estate will be permitted to transfer your shares to an eligible Black Person having at least a similar or higher BEE status/rating than yourself, in terms of the articles.

26. CAN I TRANSFER MY WELKOM YIZANI ORDINARY SHARES OR MY RIGHTS OR INTERESTS THERETO TO ANY THIRD PARTY DURING THE MINIMUM INVESTMENT PERIOD?

No. After the Minimum Investment Period, the Welkom Yizani ordinary shares can be transferred, but only to other Black People or Black Groups having at least a similar or higher BEE status/rating to yourself.

27. CAN I USE MY ALLOCATED WELKOM YIZANI ORDINARY SHARES FOR SECURITY PURPOSES DURING THE MINIMUM INVESTMENT PERIOD OR THEREAFTER?

No.

28. WILL I RECEIVE FINANCIAL STATEMENTS FOR WELKOM YIZANI?

Annual financial statements of Welkom Yizani will be provided to all Welkom Yizani ordinary and preference holders and this will indicate the performance of its underlying investment.

29. HOW CAN I TRACK MOVEMENTS IN WELKOM YIZANI'S ORDINARY SHARE PRICE?

During the Minimum Investment Period, the Welkom Yizani ordinary shares will not be traded. After the Minimum Investment Period, it is intended that the Welkom Yizani ordinary shares will be tradable on the Trading Market (as defined) or privately and their price will be based on the free market price between a willing BEE buyer and a willing seller.

30. HOW WILL I TRADE MY WELKOM YIZANI ORDINARY SHARES AFTER THE MINIMUM INVESTMENT PERIOD?

After the expiry of the Minimum Investment Period, Naspers shall use its best commercial endeavours to create a mechanism to facilitate the public trading in, and also private transfers of, Welkom Yizani ordinary shares, but only to eligible Black People and Black Groups.

31. HOW DO I HELP APPOINT DIRECTORS FOR WELKOM YIZANI?

You can participate in the appointment of a Director by voting at AGMs.

32. ARE THERE ANY HIDDEN COSTS IN APPLYING FOR THE WELKOM YIZANI ORDINARY SHARES ON OFFER?

No, there are no hidden commissions or incentives for which you will be liable.

33. WHO CAN HELP ME COMPLETE THE APPLICATION FORM?

You can get assistance at any FNB branch or by phoning the Welkom Yizani call centre on 0860 12 12 24.

34. WHO CAN GIVE ME MORE INFORMATION ABOUT THE MEDIA24 EMPOWERMENT TRANSACTION?

Please contact Welkom Yizani's call centre on 0860 12 12 24 for any assistance.

TABLE OF CONTENTS

DEFINITIONS AND INTERPRETATIONS

Throughout this prospectus and the annexures hereto, unless otherwise stated or the context otherwise indicates, the words in the first column shall have the corresponding meaning stated opposite them in the second column, words in the singular shall include the plural and *vice versa* and any reference to one gender shall include the other genders:

''acting in concert''	co-operation for the common purpose of or in relation to the control of or the influence of votes in relation to Welkom Yizani by two or more persons pursuant to an agreement, arrangement or understanding, whether formal or informal, between them and ''act in concert'' shall have a corresponding meaning;
''AGM''	annual general meeting of Welkom Yizani;
''application forms''	the application forms for the Welkom Yizani ordinary shares as attached to this prospectus, being yellow for Black People and blue for Black Groups;
''approved BEE verification entity or agency''	for the purposes of the public offer, Empowerdex, EmpowerLogic, Mohlaleng or Verify Solutions;
''articles''	the articles of association of Welkom Yizani;
''associate''	in relation to:

- any individual:
    - that individual's immediate family; and/or
    - the trustees, acting as such, of any trust of which the individual or any of the individual's immediate family is a beneficiary (whether vested or discretionary); and/or
    - any company in whose equity securities the individual or any person or trust as contemplated above, taken together, are directly or indirectly beneficially interested, or have a conditional, contingent or future entitlement to become beneficially interested, and that the individual or person or trust as contemplated above are, or would on the fulfilment of the condition or the occurrence of the contingency be able to:
        - (i) exercise or control the exercise of 20% or more of the votes able to be cast at general meetings on all, or substantially all, matters; and/or
        - (ii) to appoint or remove directors holding a majority of voting rights at board meetings on all, or substantially all, matters; and/or
        - (iii) any close corporation in which the individual and/or any member/s of the individual's family, taken together, are beneficially interested in 20% or more of the members' interest and/or are able to exercise or control the exercise of 20% or more of the votes able to be cast at members' meetings on all, or substantially all, matters;
- any company:
    - any other company that is its subsidiary, holding company or subsidiary of its holding company; and/or
    - any company whose directors are accustomed to act in accordance with the company's directions or instructions; and/or
    - any company in the capital of which such company, and any other company as contemplated above under this component in relation to companies, taken together, is or would on the fulfilment of a condition or the occurrence of a contingency be, interested in the manner described above;

''BBBEE Act''	the Broad-Based Black Economic Empowerment Act, 53 of 2003, as amended from time to time;

"BBBEE Legislation"	the BBBEE Act, any regulations published under the BBBEE Act, any BEE charters and/or codes of good practice, as amended from time to time; provided that until the final codes of good practice are promulgated under the BBBEE Act, the draft codes published from time to time shall be included herein;
"BEE"	black economic empowerment;
"BEE Ownership Certificate of Compliance"	in relation to a Welkom Yizani ordinary shareholder, the certificate (in respect of the ownership element of BEE) issued by a recognised BEE rating agency (or another suitable person) appointed by Naspers from time to time certifying (at the relevant time) any or all of the following:

(i) the direct and indirect shareholding of such Welkom Yizani ordinary shareholder and the composition of its board of directors (in the case of a company), or the profile of its beneficiaries and the composition of its trustees or other such members of its governing body (in the case of an entity), and

(ii) whether or not such Welkom Yizani ordinary shareholder constitutes a Black Person, Black Company or Black Entity (as the case may be);

"Benefit Scheme"	a Broad-Based Ownership Scheme in which more than 50 natural persons:

- are intended to benefit from an economic interest received by the scheme or by the fiduciaries of the scheme; and

- the economic benefits paid from the economic interest received is not distributed but rather applied to the benefit of the scheme's deemed participants;

"Black Company"	a company that is both a "Black Majority Owned Company" **and** simultaneously a "Black Majority Controlled Company", and a reference to "company" shall be applied equally to a close corporation or other such incorporated entity;
"Black Entity"	a trust, partnership, joint venture, syndicate, "Stokvel" Broad-Based Ownership Scheme, Benefit Scheme, Distribution Scheme or other such unincorporated entity or association, which has as the majority of its beneficiaries and trustees or other such representative of its governing body (as the case may be), Black Companies and/or Black People; provided however that such Black Entities (and trusts, Broad-Based Ownership Schemes, Benefit Schemes and Distribution Schemes in particular) comply with and qualify under the BBBEE Legislation (and the codes of good practice issued under the BBBEE Act in particular) for recognition and measurement of ownership by Black People;
"Black Groups"	Black Companies and Black Entities;
"Black Majority Controlled Company"	in relation to any company, means a company incorporated in accordance with the laws of South Africa and having a shareholding in which one or more Black People:

- controls or control, on an effective flow-through basis (as such term is contemplated in the codes of good practice issued in terms of the BBBEE Act), in excess of 50% of all exercisable voting rights in relation to the ordinary shares or other equity interest of such company, exercisable by members in general meeting or otherwise; and

- is or are entitled to appoint a majority of the directors of the board of directors or other governing body of such company, or to appoint directors or similar representatives having a majority of the votes exercisable at meetings of the board of directors or other governing body of such company; or

shall have such other meaning as may be ascribed to it under the BBBEE Legislation from time to time;

"Black Majority Owned Company"	in relation to any company, means a company incorporated in accordance with the laws of South Africa and having a shareholding in which one or more Black People:

	• beneficially owns or own, on an effective flow-through basis (as such term is contemplated in the codes of good practice issued in terms of the BBBEE Act and which, for the avoidance of doubt, excludes measurement utilizing the modified flow-through basis), in excess of 50% of the ordinary shares or other equity interest of such company; and
	• is or are entitled to in excess of 50% of all economic interest in relation to such ordinary shares or other equity interest of such company; or
	shall have such other meaning as may be ascribed to it under the BBBEE Legislation from time to time;
"Black New Entrant"	a Black Person who:
	• holds a voting right and economic interest in a measured enterprise; and
	• prior to applying for an equity interest in Welkom Yizani, has not concluded similar transactions in respect of any other enterprise which has, in aggregate, a cumulative value of R20 000 000 measured in accordance with an acceptable valuation standard (being a valuation of an asset, an economic interest or any other instrument or right, undertaken in accordance with normal valuation methods that represent standard market practice);
	Please note: reference to a measured enterprise shall be construed as referring to the enterprise that is applying to participate in the Media24 Empowerment Transaction.
"Black Participants" or "General Black Public"	individually and collectively (as the context may dictate), Black People, Black Companies and Black Entities, who are entitled to subscribe for and directly and beneficially own Welkom Yizani ordinary shares pursuant to the Welkom Yizani public offer, or are permitted to own Welkom Yizani ordinary shares in terms of the provisions of the Media24 Holdings Shareholders' Agreement;
"Black People" or "Black Person"	has the meaning ascribed to it under Code 000 of the Codes of Good Practice issued in terms of the BBBEE Act (as at the date of this prospectus, being in draft form), being African, Coloured or Indian persons who are natural persons and who:
	• are citizens of South Africa by birth or descent; or
	• are citizens of South Africa by naturalisation before the commencement date of the Constitution of the Republic of South Africa Act 200 of 1993 ("Interim Constitution"); or
	• became citizens of South Africa after the commencement date of the Interim Constitution, but who, but for the apartheid policy that had been in place prior to that date, would have been entitled to acquire citizenship by naturalisation prior to that date; or
	shall have such other meaning as may be ascribed to it under the BBBEE Legislation from time to time, and "Black Person" shall be construed accordingly;
the "Board" or the "Directors"	the board of directors of Welkom Yizani from time to time. The names of the current directors of Welkom Yizani are set out in paragraph 5.18 on page 31 of this prospectus;
"Broad-Based Ownership Scheme"	as contemplated under the codes of good practice issued in terms of the BBBEE Act, being a collective ownership scheme constituted with the view to facilitating the participation of specified natural persons in the benefits flowing from the ownership by that scheme or by its fiduciaries of an equity interest in an entity;
"business day"	a day which is not a Saturday, Sunday or an official public holiday in South Africa;
"Closing Date"	the closing date of the public offer, being Friday, 27 October 2006;
"Companies Act" or "the Act"	the South African Companies Act, No. 61 of 1973, as amended;
"Company Collection Account"	the bank account, as contemplated under clause 7 of the Welkom Yizani preference shares subscription agreement, to be opened by Welkom Yizani with Investec Bank Limited, or such other bank as the majority of the Welkom Yizani preference holders may from time to time approve, which is to be conducted with a mandate in accordance with the provisions of clause 7 of the Welkom Yizani preference shares subscription agreement, read with the articles;

"Company Empowerment Compliance" Period	the period commencing on the Implementation Date and enduring for so long as the BBBEE Legislation remains in force;
"Constitutional Documents"	the memorandum and articles of association of Welkom Yizani as amended from time to time;
"CSDP"	central securities depository participant;
"Disabled Person"	a person limited in one or more functional activities, whether in respect of seeing, hearing, communicating, moving, learning or other intellectual and emotional activities, or otherwise. The impairment may be permanent recurring or transitory, and may be sensory, physical, cognitive or psychological in nature;
"Distribution Scheme"	as contemplated under the codes of good practice issued in terms of the BBBEE Act, a Broad-Based Ownership Scheme in which more than 50 natural persons are intended to receive distributions from the scheme that are payable from the economic interests received by the scheme or by the fiduciaries of the scheme;
"DTI"	Department of Trade and Industry;
"Educor"	Educor Holdings Limited (registration number 1999/020356/06), a public company incorporated in South Africa, and its subsidiaries and associates at the date of this prospectus, the private education subsidiary of Media24;
"Eligible Ordinary Shareholder"	any Black Participant who is acceptable to Naspers in its sole discretion, but subject to the Transaction Documents, to become a Welkom Yizani ordinary shareholder, such acceptance to be recorded in writing, pursuant to any decision made by the WSTC, or its agent, as contemplated in paragraph 5.17.3;
"Empowerdex"	Empowerdex (Proprietary) Limited (registration number 2001/027963/07), a private company incorporated in South Africa, an approved BEE verification entity or agency whose address and contact details are shown in Annexure III;
"Empowerlogic"	Empowerlogic (Proprietary) Limited (registration number 1995/000523/07), a private company incorporated in South Africa, an approved BEE verification entity or agency whose address and contact details are shown in Annexure III;
"Enterprise"	a natural or juristic person, or any form of co-operative, conducting a business, trade or profession in South Africa;
"FICA"	the Financial Intelligence Centre Act, No. 38 of 2001, as amended, which requires all financial institutions to verify client information, including a client's identity and residential address;
"FNB"	First National Bank Limited (registration number 1929/001225/06), a public company incorporated in South Africa, a division of FirstRand Bank Limited;
"Implementation Date"	the date of issue of the Welkom Yizani ordinary shares to the Black Participants pursuant to the Welkom Yizani public offer as provided for in this prospectus;
"Income Tax Act"	the Income Tax Act, No. 58 of 1962, as amended;
"Initial BEE Ownership Certificate of Compliance"	the BEE Ownership Certificate of Compliance issued specifically for the purpose of the public offer by any one of the approved BEE verification entities or agencies;
"JSE"	JSE Limited (registration number 2005/022939/06), a public company incorporated in South Africa;
"last practicable date"	Tuesday 19 September 2006, being the last practicable date prior to the finalisation of this prospectus;
"Media24"	Media24 Limited (registration number 1950/038385/06), a public company incorporated in South Africa, and its subsidiaries and associates at the date of this prospectus;
"Media24 Empowerment Transaction"	the empowerment transaction entered into between Naspers, Media24, Media24 Holdings and Welkom Yizani, in terms of which Welkom Yizani will acquire up to a maximum of 14 600 000 Media24 Holdings ordinary shares, which holds 92.31% (which following a proposed share buy-back will become 96.99%) of Media24 and which acquisition is funded:

	(i) as to 20% of the total purchase price, by way of the public offer; and
	(ii) as to 80% of the total purchase price, from the subscription price paid by Naspers to Welkom Yizani for the Welkom Yizani preference shares;
"Media24 Holdings"	Media24 Holdings (Proprietary) Limited (registration number 2006/021408/07), a private company incorporated in South Africa (formerly named Main Street 457 (Proprietary) Limited), being a company specifically created to facilitate the Media24 Empowerment Transaction, its only asset at the last practicable date, being 92.31% (which following a proposed share buy-back will become 96.99%) of Media24 ordinary shares;
"Media24 Holdings ordinary shares"	ordinary shares with a par value of R0,0001 in the authorised share capital of Media24 Holdings;
"Media24 Holdings sale and purchase agreement"	the sale and purchase of Media24 Holdings shares agreement, entered into between Naspers and Welkom Yizani, in terms of which Welkom Yizani will acquire the Sale Shares;
"Media24 Holdings Shareholders' Agreement "	the shareholders' agreement, entered into between Naspers, Media24, Media24 Holdings and Welkom Yizani, in terms of which:
	(i) Naspers and Welkom Yizani (in their capacity as shareholders in Media24 Holdings) regulate their relationship as shareholders with Media24 Holdings, as well as their relationship *inter se*; and
	(ii) the parties record those matters agreed between them regulating the implementation of the Media24 Empowerment Transaction;
"Media24 ordinary shares"	ordinary shares with a par value of R0,0001 in the share capital of Media24;
"Media24 Sale Agreement"	the sale of shares and subscription agreement, entered into between Naspers and Media24 Holdings, in terms of which Media24 Holdings acquired 92.31% (which following a proposed share buy-back will become 96.99%) of the Media24 ordinary shares and Naspers subscribes for 97 333 333 Media24 Holdings ordinary shares (being 100% of its issued share capital);
"Minimum Investment Period"	a period of five years from the Implementation Date;
"Mohlaleng"	Mohlaleng Policy Advisory Services (Proprietary) Limited (registration number 1998/008151/07), a private company incorporated in South Africa, an approved BEE verification entity or agency whose address and contact details are shown in Annexure III;
"Naspers"	Naspers Limited (registration number 1925/001431/06), a public company incorporated in South Africa, whose Class N ordinary shares (with a par value of 2 cents per share) are listed on the JSE and the NASDAQ Stock Market, Inc. and its subsidiaries and associates at the date of this prospectus;
"offer price"	the price at which the General Black Public is invited to subscribe for ordinary shares in Welkom Yizani, under the public offer, being R10,00 per Welkom Yizani ordinary share;
"Opening Date"	the opening date of the public offer, being Friday, 29 September 2006;
"Person" or "person"	includes a natural person, company, close corporation or other juristic person or corporate entity, charity, partnership, trust, joint venture, syndicate, "stockvel" or other association of persons or entities, and that person's legal representatives and successors;
"Pref Threshold"	a variable number of Welkom Yizani preference shares determined pursuant to the articles. If the public offer is fully subscribed such Pref Threshold will initially be 4 381 Welkom Yizani preference shares;
"prime"	the publicly quoted basic rate of interest per annum at which the Reference Bank lends on unsecured overdrafts, compounded monthly in arrears and calculated on a 365-day year factor, irrespective of whether the year is a leap year or not;

"this prospectus"	this entire document and all annexures to it;
"proxy mechanism"	the proxy mechanism in respect of Welkom Yizani's votes at meetings of Media24 Holdings shareholders, as set out in the articles of Welkom Yizani;
"public offer"	an invitation to the General Black Public to subscribe for 14 600 000 Welkom Yizani ordinary shares;
"Rand" or "R"	the South African Rand, the official currency of South Africa;
"Reference Bank"	The Standard Bank of South Africa Limited or, if (and for so long as) The Standard Bank of South Africa Limited ceases to quote the prime rate, ABSA Bank Limited or, if (and for so long as) neither such bank quotes the prime rate, a registered South African bank which quotes a prime rate designated in writing from time to time by the majority of the Welkom Yizani preference holders;
"Registrar"	the Registrar of Companies;
"Sale Shares"	up to a maximum of 14 600 000 Media24 Holdings ordinary shares at a price of R50,00 per share;
"SARS"	the South African Revenue Service;
"SENS"	the Securities Exchange News Service of the JSE;
"similar or higher BEE status/rating"	in relation to the transfer or proposed transfer of any Welkom Yizani ordinary shares by a Black Participant, means that any proposed transferee shall have a BEE status/rating (determined in accordance with the BEE Legislation then in force) which is at least equal to or higher than the BEE status/rating of the proposed or actual transferor of such ordinary shares, so that no decrease in BEE status/rating of the measured enterprise (or any component of such BEE status/rating) results from such transfer or proposed transfer;
"South Africa"	the Republic of South Africa;
"Trading Market"	the mechanism which Naspers will use its best commercial endeavours to establish, acting through the WSTC, or its agents, which will facilitate trading in Welkom Yizani ordinary shares after the expiry of the Minimum Investment Period, and which is to be administered by WSTC, or its agents, as contemplated in the Media24 Holdings Shareholders Agreement, and further determined by Naspers in its sole discretion;
"Transaction Documents"	all the written agreements entered into or to be entered into by, *inter alia*, Naspers, Media24 Holdings, Media24 and/or Welkom Yizani in relation to the Media24 Empowerment Transaction, together with all the written documents in relation to the Media24 Empowerment Transaction under which Media24 Holdings and/or Welkom Yizani, in any way has/have rights and/or obligations (as the case may be), and includes the Constitutional Documents and the memorandum and articles of Media24 Holdings;
"transfer secretaries and administrator"	Link Market Services South Africa (Proprietary) Limited (registration number 2000/007239/07), a private company incorporated in South Africa;
"Trigger Event"	the events and circumstances set out in the Welkom Yizani preference shares subscription agreement and the articles (a summary of which appears in paragraph 5.7.2 on page 22 of this prospectus) upon which, principally, the Welkom Yizani preference holders will become entitled to vote at meetings of the Company, may call for the early redemption of the Welkom Yizani preference shares and may take other steps to give effect to these rights;
"Verify Solutions"	Verify Solutions (Proprietary) Limited (registration number 2002/024918/07), a private company incorporated in South Africa, an approved BEE verification entity or agency whose address and contact details are shown in Annexure III;
"Via Afrika"	Via Afrika Limited (registration number 1949/035471/06), a public company incorporated in South Africa, and its subsidiaries and associates at the date of this prospectus, a subsidiary of Media24;

"Welkom Yizani Ownership Certificate of Compliance"	as at any time, the certificate (in respect of the ownership element of BEE) issued by a recognised BEE rating agency (or another suitable person) appointed by Naspers from time to time certifying (at the relevant time) any or all of the following:
	(i) the direct and indirect shareholding of Welkom Yizani and the composition of its board of directors; and
	(ii) whether or not Welkom Yizani constitutes a Black Company;
"Welkom Yizani" or "the Company"	Welkom Yizani Investments Limited (registration number 2006/021434/06), a public company incorporated in South Africa (formerly named Main Street 458 (Proprietary) Limited);
"Welkom Yizani ordinary shares"	ordinary shares with a par value of R0,0000001 each in the share capital of Welkom Yizani;
"Welkom Yizani ordinary shareholders"	the registered and/or beneficial holders of Welkom Yizani ordinary shares;
"Welkom Yizani preference holders"	in relation to each Welkom Yizani preference share, the registered holder of such preference share for the time being, the first preference holder being Naspers;
"Welkom Yizani preference shares"	variable rate, cumulative redeemable preference shares with a par value of R0,001 per share in the authorised share capital of Welkom Yizani;
"Welkom Yizani preference shares subscription agreement"	the preference share subscription agreement, entered into between Naspers and Welkom Yizani, in terms of which Naspers shall subscribe for and Welkom Yizani shall allot and issue to Naspers, Welkom Yizani preference shares; and
"WSTC"	Welkom Yizani Share Transfer Committee.

PROSPECTUS

Definitions and interpretations used in this prospectus are contained on pages 10 to 16.

1. INTRODUCTION AND PURPOSE OF THE PUBLIC OFFER [7]

On or about 27 September 2006, Naspers will announce the Media24 Empowerment Transaction, which is intended to result in the purchase by Welkom Yizani of up to a maximum of 14 600 000 Media24 Holdings ordinary shares. Media24 Holdings is the holding company of Media24.

Welkom Yizani is a company whose sole objective is to buy and hold Media24 Holdings ordinary shares for the benefit of its shareholders, being the Black Participants in the Media24 Empowerment Transaction.

A key element of the Media24 Empowerment Transaction is the subscription for Welkom Yizani ordinary shares by the General Black Public. The prospectus is made available to potential Black Participants in the Media24 Empowerment Transaction to invite them to subscribe for Welkom Yizani ordinary shares. The purchase price of the Welkom Yizani ordinary shares is fully described in paragraph 3 on page 17 of this prospectus.

2. MECHANICS OF THE MEDIA24 EMPOWERMENT TRANSACTION

The Media24 Empowerment Transaction will be implemented as follows:

- for each Welkom Yizani ordinary share with a subscription price of R10,00 subscribed for in terms of this prospectus, Naspers will sell to Welkom Yizani one Media24 Holdings ordinary share at a price of R50,00;

- the price per Media24 Holdings ordinary share is based on the underlying value of Media24, the interest in Media24 being Media24 Holdings' only asset;

- the number of Media24 Holdings ordinary shares that can be sold by Naspers is limited to a maximum of 14 600 000 Media24 Holdings ordinary shares; and

- for each Media24 Holdings ordinary share purchased at R50,00 per share, Welkom Yizani will finance it as follows:

  – the issue to Black Participants of one Welkom Yizani ordinary share at an issue price of R10,00 (i.e. 20% of the price payable for the Media24 Holdings ordinary share); and

  – the issue to Naspers of four Welkom Yizani preference shares at an issue price of R10,00 per Welkom Yizani preference share (i.e. the shares amounting, in aggregate, to 80% of the price payable for one Media24 Holdings ordinary share).

3. DETAILS OF THE PUBLIC OFFER

3.1 The public offer [18(a)(i) – (iii), 18(a)(v), 23]

Class of Welkom Yizani ordinary shares on offer:	Ordinary
Par value per Welkom Yizani ordinary share:	R0,0000001
Offer price per Welkom Yizani ordinary share:	R10,00
Number of Welkom Yizani ordinary shares offered for subscription in terms of the public offer:	14 600 000

The Welkom Yizani ordinary shares issued and allotted pursuant to this prospectus will rank *pari passu* to each other and to existing issued Welkom Yizani ordinary shares, in all respects.

3.1.1 Minimum subscription per applicant [21]

The public offer is not dependent on Welkom Yizani receiving applications for the total 14 600 000 Welkom Yizani ordinary shares on offer. Accordingly, there is no overall minimum subscription requirement.

However, the minimum that a Black Participant can subscribe for is as follows:

	Minimum number of Welkom Yizani ordinary shares	Price per Welkom Yizani ordinary share	Minimum subscription payment per applicant
Black People and Black Groups	20	R10,00	R200,00

3.1.2 **Maximum subscription per applicant**

No Black Participant, together with its associates, may subscribe for or hold more than 1 460 000 Welkom Yizani ordinary shares (amounting to a maximum subscription of R14 600 000 per applicant and its associates) or 10% of the total issued ordinary share capital of Welkom Yizani, whichever is the lesser. While the Company will not allot or issue any Welkom Yizani ordinary shares to any one Black Participant which exceeds these limits, it is the sole responsibility of Black Participants to ensure that they, together with their associates, do not exceed these limits.

Please note: If the 10% maximum shareholding limit is breached, the defaulting shareholder/s will be required to sell their excess Welkom Yizani ordinary shares over and above the 10% maximum limitation to Naspers AT THEIR PAR VALUE in accordance with the articles of Welkom Yizani.

3.1.3 **Allocation of the Welkom Yizani ordinary shares in terms of the public offer**

No specific allocation of Welkom Yizani ordinary shares on offer will be made to Black Participants. However, should valid applications be received for more than the offered Welkom Yizani ordinary shares, the basis of allocation will be subject to Naspers' discretion but may be based on the preference provided for in the applicable BBBEE Legislation, provided that preference will be given firstly to Black Persons and thereafter to Black Groups who are preferred suppliers to Media24, in preference to other Black Groups.

The process of allocating and issuing Welkom Yizani ordinary shares to subscribers should be completed within 30 business days after the Closing Date, and the applicants will then be notified of the number of Welkom Yizani ordinary shares allocated to them.

If there is an over-subscription, excess monies will be refunded by electronic funds transfer within 30 business days of the Closing Date. Should delays occur in the allocation process, the Directors reserve the right to extend this initial 30 business days' period by no more than 14 business days. No interest will be paid on any monies refunded.

Applicants may therefore be allocated all, some or none of the Welkom Yizani ordinary shares for which they have applied.

3.2 **Individuals or groups entitled to participate**

Black People or Black Groups qualify to participate in the public offer.

The Directors reserve the right to verify that participants are Black People or Black Groups as defined in this prospectus. This is to ensure that only qualifying Black Participants are issued Welkom Yizani ordinary shares in terms of the public offer.

The following will be required from potential Black Participants:

3.2.1 *Application forms*

Applications in terms of the public offer for Welkom Yizani ordinary shares may only be made on and in terms of the application forms accompanying this prospectus. Applications to subscribe for Welkom Yizani ordinary shares in terms of the public offer must be made in accordance with the application procedure set out below:

(a) **Black People must:**

– complete and submit the application form (yellow) attached to this prospectus;

– submit a certified copy of the relevant pages from the applicant's South African Identity Document;

– if the number of Welkom Yizani ordinary shares the applicant is applying for is 20 000 or more Welkom Yizani ordinary shares, submit an affidavit confirming that he/she is a Black Person as defined;

– for applicants with an existing bank account, provide proof from the bank that the account is FICA compliant;

– for applicants without a bank account, open a new bank account at any bank (including FNB). To assist the bank to comply with the FICA requirements, applicants should submit proof of residence, which can be either a copy of the latest water and/or electricity bill or a copy of a lease document. If the place of residence is not registered in the applicant's name, a copy of the water and/or electricity bill, together with a letter from the registered resident confirming that such person resides with him/her must be submitted; and

– sign the declaration on the application form that he/she is a Black Person and a South African citizen.

(b) **Black Groups must:**

- complete and submit the application form (blue) attached to this prospectus;

- submit a copy of the certificate of incorporation (if applicable) or other comparable document evidencing its valid establishment. (For example, trustees must submit letters of authority issued by the Master of the South African High Court, and unincorporated associations must submit a copy of their constitution or deed of association);

- submit an affidavit confirming that the company or entity is a Black Company or Black Entity as defined;

- for Black Groups applying for 20 000 or more Welkom Yizani ordinary shares, submit a certified copy of the Initial BEE Ownership Certificate of Compliance, obtained specifically for the purpose of the Media24 Empowerment Transaction;

- submit a list of all of the natural persons who both directly or indirectly hold a beneficial interest in the Black Group, setting out a list of such persons' names, ID numbers, nationality, gender, racial group and effective percentage economic (and, if different, voting) interest held. If an effective interest in the Black Group is held by natural persons indirectly through a company or entity, a detailed organogram setting out the sequence of ownership is required; and

- sign the declaration on the application form that the Black Group is a Black Company or Black Entity incorporated or formed in South Africa.

3.2.2 *Additional application forms*

Application forms and further copies of this prospectus can be obtained during normal business hours from the registered offices of Welkom Yizani, Media24 and Link Market Services, whose addresses are set out in the "Corporate Information" section of this prospectus on page 2 and any FNB branch.

The prospectus can also be obtained on the internet at the following web address: www.mymedia24.co.za.

3.2.3 *Application irrevocable*

Applications will be irrevocable and may not be withdrawn once received by FNB.

3.2.4 *Reservation of rights*

The Directors reserve the right to accept or refuse any application or allocations, either in whole or in part, in such manner as they may, in their sole and absolute discretion, determine.

3.2.5 *Receipts*

For every application hand delivered and accepted at an FNB branch, the teller will issue a receipt for the application form, payment and the supporting documents received.

3.2.6 *Submission of application forms*

Applicants must submit the completed application form attached to this prospectus to their nearest FNB branch together with the required documentation and payment as noted in paragraphs 3.2.1 and 3.2.7 on pages 18 and 20, respectively, of this prospectus and the payment as set out in paragraph 3.2.7 of this prospectus. The application forms and required documents will be verified at an FNB branch and may be rejected if the application forms are not completed in full or if all the necessary documentation is not attached.

All applications must be received by FNB at the above addresses before the Closing Date, being 15:00 on 27 October 2006. Any application form received after the Closing Date will be disregarded. In addition, any application form received which does not contain all the documentation required or which has not been completed in full, will be rejected and your subscription money will be returned to you.

3.2.7 **_Payment_**

The Welkom Yizani ordinary shares can be paid for as follows:

- by cheque or postal order, which must be attached to the application form. The cheque must be crossed "not transferable" with the words "or bearer" deleted, the words "Welkom Yizani" written on the back and drawn in favour of "Welkom Yizani". In the event of the cheque being dishonoured, the application will be rejected; or

- by FNB debit card presented with your completed application form at an FNB branch; or

- by cash, at an FNB branch.

Please note: Credit card payments will not be accepted.

The Directors have the sole and absolute discretion whether to accept any payment made by an applicant through a different method as a valid payment for the purposes of the public offer.

3.2.8 **_Application monies_**

The amount payable in respect of the application for Welkom Yizani ordinary shares in terms of the public offer is payable in full in rands. All monies received in respect of applications for Welkom Yizani ordinary shares will be set apart by Welkom Yizani as a separate fund in a separate bank account. If there is an over subscription or any of the applications are not accepted in full or in part for any other reason, excess monies will be refunded by electronic funds transfer within 30 business days of the Closing Date. Should delays occur in the allocation process, the Directors reserve the right to extend this initial 30 business days' period by up to 14 business days. No interest will be paid on any monies refunded.

3.2.9 **_Issue of the Welkom Yizani ordinary shares and rights attached to the issued Welkom Yizani ordinary shares_**

Welkom Yizani ordinary shares subscribed for in terms of this prospectus will not be issued at the expense of Media24. All Welkom Yizani ordinary shares issued will be allotted and issued subject to the provisions of the articles.

4. TAX CONSEQUENCES

In terms of the existing Income Tax Act, any gains derived by Welkom Yizani ordinary shareholders on the disposal of Welkom Yizani ordinary shares after the Minimum Investment Period will be subject to the normal rules of taxation. This includes capital gains tax and income tax depending on various factors such as that Welkom Yizani ordinary shareholder's intention at the date of subscription and on disposal of the Welkom Yizani ordinary shares. Black Participants should seek professional advice prior to subscribing for shares to fully understand the taxation obligations and consequences arising from the subscription and future sale of Welkom Yizani ordinary shares in view of their personal circumstances.

In terms of the existing Income Tax Act, ordinary dividends received by Welkom Yizani ordinary shareholders from Welkom Yizani will be exempt from tax in their hands. Corporate shareholders (companies) will be entitled to a corresponding Secondary Tax on Companies credit in respect of such dividends.

5. INFORMATION RELATING TO WELKOM YIZANI

5.1 **Name, address, incorporation and history** [1(a), 1(b), 6(a)(i) and 6(d)]

Welkom Yizani is a public company incorporated in South Africa on 19 May 2006, which has as its registered and business address at 40 Heerengracht, Cape Town, 8001. Prior to the implementation of the public offer, Welkom Yizani will be a wholly owned subsidiary of Naspers. The shares of Welkom Yizani will not be listed on the JSE.

5.2 **Nature of business** [6(b) and 23]

Welkom Yizani's sole objectives are to:

(i) enter into the Transaction Documents;

(ii) exercise its rights and perform its obligations under the Transaction Documents;

(iii) carry on the main business of holding only Media24 Holdings ordinary shares, cash and such assets as are received or acquired solely by virtue of or in relation to the holding of Media24 Holdings ordinary shares; and

(iv) receive and distribute dividends and other distributions in terms of the Transaction Documents.

5.3 **Historical financial information** [25]

Welkom Yizani was only incorporated on 19 May 2006, therefore it has not completed its first year since incorporation. Consequently, the Company has not yet produced annual financial statements and historical financial information for the Company is not available.

Welkom Yizani's sole objective is to purchase and hold the Media24 Holdings ordinary shares. Media24 Holdings will in turn hold 92.31% (which following a proposed share buy-back will become 96.99%) of the Media24 ordinary shares. The *pro forma* historical financial information and *pro forma* accounts of Media24 have been provided in paragraph 6.5 on page 41 of this prospectus.

5.4 **Prospects** [6(i)]

Welkom Yizani's performance and prospects will, to a large degree, be dependent upon the performance of the underlying Media24 ordinary shares held through Media24 Holdings, Media24's prospects and movements in the prime rate. Black Participants are referred to Media24's prospects as set out in paragraph 6.3 on page 39 of this prospectus as well as to the latest Media24 financial information disclosed in this prospectus.

Having considered these factors, the Board is of the opinion that Welkom Yizani's prospects are satisfactory.

5.5 **Total equity capital to be raised by Welkom Yizani**

The total equity capital to be raised by Welkom Yizani pursuant to the public offer will be a function of the number of shares applied for and issued to the General Black Public. Assuming that the full number of shares made available are applied for and allotted and issued, the total equity raised will be as follows:

Share type	Number of shares	Subscription price (R)	Estimated amount to be raised (R'million)
Welkom Yizani ordinary shares	14 600 000	10,00	146
Welkom Yizani preference shares	58 400 000	10,00	584
Total – at the Implementation Date of the public offer			**730**

5.6 **Dividends and other cash income received from Media24 Holdings and use thereof**

Welkom Yizani, unless otherwise permitted by the Welkom Yizani preference holders and on the basis that Welkom Yizani is not in default, shall use the ordinary cash dividends and other cash income received from Media24 Holdings in the following order of priority as set out in the articles:

- firstly, Welkom Yizani shall pay or provide a reasonable amount from time to time, but not exceeding R50 000 per annum (escalating each year), for the costs, including income tax and/or Capital Gains Tax and/or any other statutory costs payable by Welkom Yizani and expenses incurred, or to be incurred, by Welkom Yizani in the course of:

  – the day-to-day management and administration of Welkom Yizani; and

  – implementing the provisions of the Transaction Documents to which Welkom Yizani is party to;

- secondly, to the extent that funds remain available and subject to the discretion of the Welkom Yizani preference holders, Welkom Yizani shall retain and on an approximately annual basis declare and pay an ordinary dividend to the ordinary shareholders of the Company equal to (unless otherwise directed by the Welkom Yizani preference holders) a maximum of up to 20% of the remaining available funds;

- thirdly, to the extent that funds remain available, Welkom Yizani shall declare and/or pay to the Welkom Yizani preference holders, any preference dividends payable; and

- fourthly, to the extent that funds remain available, on each preference redemption date, as set out in paragraph 5.7.3 on page 23 of this prospectus, redeem the Welkom Yizani preference shares.

Any special dividends or distributions received by Welkom Yizani from Media24 Holdings will be used firstly to pay preference dividends outstanding and then, to the extent permitted or required, to redeem the Welkom Yizani preference shares.

Excess funds will be retained in the Company Collection Account for use as and when, and to the extent, permitted in terms of the articles.

The above priority of payments and restriction on the payment of ordinary dividends will cease to apply once the number of Welkom Yizani preference shares in issue has been redeemed to at or below the Pref Threshold.

5.7   **Welkom Yizani preference shares** [8(c), 16]

5.7.1   ***Details of the preference shares issued to Naspers and the rights and privileges thereof***

Naspers has committed, through the Welkom Yizani preference share subscription agreement, to provide preference share funding in an amount of up to R584 000 000 to Welkom Yizani to purchase Media24 Holdings ordinary shares and such additional funding as may be required to pay the expenses incurred by the Company in respect of the Media24 Empowerment Transaction. In other words, for each Welkom Yizani ordinary share subscribed for in terms of this public offer, Naspers will subscribe for four Welkom Yizani preference shares at R10,00 per Welkom Yizani preference share.

Welkom Yizani preference dividends are ordinarily calculated daily at the rate of 75% of prime. However, in the event that Welkom Yizani fails to pay a preference dividend in terms of the priority of payments, or fails to redeem the Welkom Yizani preference shares when required to do so, or otherwise defaults in respect of the Welkom Yizani preference shares, the amount in default will attract an accumulated dividend at the default rate of prime plus 2% until the default is cured. The Welkom Yizani preference dividends will also be increased, if necessary, to keep the net after tax return to the Welkom Yizani preference holders the same in the event of:

(i)   any change in law, regulation or practice (or interpretation or application thereof); or

(ii)   a change in the rate of tax; or

(iii) the imposition of any tax, penalty or interest imposed on the Welkom Yizani preference holder should any allowances or deductions claimed by them in respect of their preference shareholding be disallowed, reversed or reduced; or

(iv) should the Welkom Yizani preference holder(s) be subject to any tax not taken into account in determining the initial net after tax return.

The Welkom Yizani preference dividends will also be decreased, if necessary, to keep the net after tax return to Welkom Yizani preference holders the same in the event of any favourable change in law, regulation or practice (or interpretation or application thereof) or rate of tax.

In terms of the Welkom Yizani preference share subscription agreement and the Constitutional Documents, Welkom Yizani is not permitted to raise any other borrowings from third party funders.

5.7.2   ***Trigger Events***

Trigger Events are defined in the articles and, broadly speaking, include the following:

- certain 'insolvency' or credit default type events. These include:

    (a) if Welkom Yizani is placed into provisional or final liquidation, or sequestration or judicial management or a resolution is passed or proposed therefor;

    (b) if Welkom Yizani makes, or attempts to make, or recommends, any general offer of compromise with its creditors; or

    (c) (unless steps to rescind the judgement, award or attachment order are initiated and expeditiously pursued) if a court judgement or arbitration award in an amount of R5 million or more is made against Welkom Yizani or, if any of its assets with an aggregate market value of R10 million or more are subjected to judicial attachment, and Welkom Yizani fails to procure that the order or judgement is rescinded or reversed, or the attachment order lifted, as the case may be, within 30 business days of such judgement, award or attachment order;

- if Welkom Yizani defaults under (or repudiates) any Transaction Document to which it is a party (including the articles), and fails to remedy the default following notice from the majority Welkom Yizani preference holders;

- if any material adverse change (as defined in the articles) occurs in relation to Welkom Yizani which is not remedied following notice from the majority of the Welkom Yizani preference holders;

- if at any time it is or becomes unlawful for Welkom Yizani to perform or comply with all or any of its obligations under any Transaction Document to which it is a party, which obligations are or are deemed to be material, of any such obligations are not, or cease to be, legal, valid, binding and/or enforceable;

- if Welkom Yizani receives any notice of any proceedings at the instance of, or before, any court of law, governmental or *quasi*-governmental authority, having jurisdiction over it and/or its assets, which proceedings involve or are intended to result in Welkom Yizani being or becoming obliged to dispose of any of its assets having a value (individually or collectively) equal to or exceeding R100 000.

If any Trigger Event occurs, or Welkom Yizani fails, when required, to redeem a Welkom Yizani preference share in issue in full, the Welkom Yizani preference holders shall have the right:

- (under power of attorney) to sell all or any of the assets of Welkom Yizani including, but not limited to, the Media24 Holdings ordinary shares;

- to solely administer the funds received on behalf of Welkom Yizani; and

- to vote at the meetings of Welkom Yizani, as further set out in paragraph 5.7.4 below.

5.7.3 *Redemption rights and rights on deregistration, winding up or judicial management*

The Welkom Yizani preference shares are redeemable on any of the following:

- after 10 years or such extended period as Naspers may permit from the date on which the Welkom Yizani preference shares were subscribed for; or

- following a Trigger Event (at the instance of the Welkom Yizani preference holders); or

- *before* three years and one day from the date of subscription out of available cash in the Company, as stipulated in paragraph 5.6 on page 21 of this prospectus (at the instance of Welkom Yizani), such redemption being voluntary; or

- *after* three years and one day from the date of subscription out of available cash in the Company as stipulated in paragraph 5.6 on page 21 of this prospectus, such redemption being compulsory.

The Welkom Yizani preference shares may not be redeemed (other than with the consent of the majority of Welkom Yizani preference holders) to less than the Pref Threshold.

In the event of the deregistration, winding up or judicial management of Welkom Yizani, the Welkom Yizani preference holders will be entitled to receive the outstanding amount owing on their preference funding from Welkom Yizani (as well as a fractional portion of the remaining residue), before the Welkom Yizani ordinary shareholders can receive liquidation payments in respect of their ordinary shares.

5.7.4 *Welkom Yizani preference shares' voting rights*

Welkom Yizani preference shares do not generally entitle the Welkom Yizani preference holders to vote at general meetings of Welkom Yizani.

However, in limited circumstances, Welkom Yizani preference holders are entitled to attend and vote at such meetings. Broadly speaking, these are:

- if (but only for so long as) Welkom Yizani is in default in paying any preference dividend or in redeeming any Welkom Yizani preference share which is required to be redeemed;

- if (but only for so long as) any Trigger Event has occurred; and/or

- if any resolutions are proposed in respect of certain matters as set out in the articles.

In addition, none of the following actions may be taken by the Company without the permission of, or special resolution by, the Welkom Yizani preference holders:

- any change to the terms of the Welkom Yizani preference shares;

- any reduction or variation in the share capital or stated capital of the Company (except as envisaged in the Welkom Yizani preference shares subscription agreement or the articles);

- any use of the share premium account other than to redeem the Welkom Yizani preference shares or other purposes permitted in the articles; and

- the creation or issue of any shares having rights ranking in priority to, or equally with, the Welkom Yizani preference shares.

5.7.5 *Proceedings at the Company's meetings at which Welkom Yizani preference holders can vote*

At and in respect of any such meetings of Welkom Yizani, the provisions of the articles in relation to the calling of such meetings and the voting of Welkom Yizani ordinary shareholders apply *mutatis mutandis* to the Welkom Yizani preference holder; provided that no resolution relating to certain matters stated in the articles may be passed at any meeting of Welkom Yizani unless the majority of the Welkom Yizani preference holders have voted in favour of that resolution. At any meeting at which the Welkom Yizani preference holders are entitled to vote, the Welkom Yizani preference holders will, on a poll, be entitled to a vote for each Welkom Yizani preference share held by them equal to that portion of the total votes of the Company which the nominal value of the Welkom Yizani preference share bears to the aggregate amount of all shares in issue by Welkom Yizani as required under section 195 of the Act. In respect of such matters, each Welkom Yizani ordinary share shall similarly entitle the holder thereof to a vote equal to that portion of the total votes of the Company which the nominal value of the Welkom Yizani ordinary share bears to the aggregate nominal amount of all Welkom Yizani shares in issue.

5.8 **Operations of Welkom Yizani** [6(b) and 6(e)]

Periodically, Welkom Yizani expects to receive ordinary dividends from its investment in Media24 Holdings. These ordinary dividends will be used for the purposes as set out in paragraph 5.6 on page 21 of this prospectus.

5.9 **Acquisition of Media24 Holdings ordinary shares by Welkom Yizani**

In terms of the Media24 Holdings sale and purchase agreement, Welkom Yizani will, using the funds raised from the issue of Welkom Yizani ordinary shares and Welkom Yizani preference shares, acquire the Sale Shares from Naspers ("the Sale Shares").

The Sale Shares are sold with effect from the Implementation Date, from which date all risk in and benefits attaching to them will pass to Welkom Yizani.

The purchase price for each Sale Share is R50,00. Payment of the purchase price shall be made by Welkom Yizani to Naspers, in cash, on the Implementation Date, by way of electronic funds transfer to the bank account specified by Naspers in writing (free of exchange and bank commission and free of set-off or any other withholding or deduction and free of any levies, surcharge, sales tax, value-added tax, withholding tax or any other taxes, duties or imposts levied from time to time). Notwithstanding the aforegoing, Naspers shall be entitled to set off the subscription price for the Welkom Yizani preference shares against the payment of the purchase price.

5.9.1 *Warranties*

In terms of the Media24 Holdings sale and purchase agreement, Naspers has given the following warranties to Welkom Yizani that, to the best of its knowledge and belief:

- it is and will be the sole registered and beneficial owner of the Sale Shares and will be reflected in the register of members of Media24 Holdings as the sole owner of the Sale Shares;

- it has the necessary power and authority to enter into and perform its obligations under the Media24 Holdings sale and purchase agreement;

- no person has, as at the Implementation Date, any right or option or right of first refusal to acquire any of the Sale Shares or to subscribe for or take up any of the unissued Media24 Holdings ordinary shares, nor are any of the Sale Shares subject to any lien or other preferential right;

- Naspers is entitled to dispose of the Sale Shares to Welkom Yizani and that upon delivery thereof to Welkom Yizani, Welkom Yizani will be the beneficial owner of the Sale Shares to the exclusion of all others.

Naspers shall not be liable to Welkom Yizani for payment of damages in respect of any breaches of the warranties contained in the Media24 Holdings sale and purchase agreement, unless a claim is made in writing therefor on or before the first anniversary of the Implementation Date setting out such details as are available on the specific matter in respect of which the claim is made, including an estimate of the amount of such claim. The maximum liability of Naspers for damages under this agreement, including but not limited to damages for breach of warranty, shall not exceed the purchase price actually paid to Naspers for the Sale Shares.

5.9.2 *Co-operation and support*

Each of Welkom Yizani and Naspers undertakes (at its own expense) to co-operate with and assist the other, and to procure that Media24 Holdings does so as well, by providing the respective shareholders with such information, records and documents pertaining to Media24 Holdings as may be reasonably required from time to time by Welkom Yizani and/or Naspers for accounting purposes and/or for the preparation and/or filing by the respective parties of any submissions to any relevant tax authorities or any other regulatory authorities from time to time.

5.10 **Material loans** [9 and 16]

As at the last practicable date, other than as disclosed in this prospectus, Welkom Yizani had no material loans outstanding.

5.11 **Dividends and dividend policy** [6(f)(ii), (iii) and (iv)]

As Welkom Yizani is a newly incorporated company, it has no dividend history.

It is intended that Welkom Yizani will, at the discretion of the Welkom Yizani preference holders and in the manner as legislated in the articles, declare a maximum of up to 20% of the ordinary dividends received from Media24 Holdings to the Welkom Yizani ordinary shareholders for as long as the number of Welkom Yizani preference shares in existence exceeds the Pref Threshold. Accordingly, until such time as the Welkom Yizani preference shares in issue are redeemed to a level at or below the Pref Threshold, 80% of the ordinary dividends received from Media24 Holdings will be utilized to pay the preference dividend and (where permitted or required) to redeem the Welkom Yizani preference shares (see section 5.6 above).

Once the Welkom Yizani preference shares in issue are redeemed to a level equal to or below the Pref Threshold, the dividend policy will be determined by the Company.

5.12 **Share capital and share premium** [6(a)(ii), 6(a)(iii), 8(a), 8(c), 8(d), 10, 11 and 20(a)]

The table below shows the authorised and issued share capital of the Company at the last practicable date:

	R
Authorised share capital	
30 000 000 Welkom Yizani ordinary shares of R 0,0000001 each	3
120 000 000 Welkom Yizani preference shares of R 0,001 each	120 000
Total authorised share capital	**120 003**
Issued share capital	
1 Welkom Yizani ordinary share of R0,0000001	0,0000001
Nil Welkom Yizani preference shares of R0,001 each	–
Total issued share capital	**0,0000001**
Share premium	
On 1 Welkom Yizani ordinary shares of R0,0000001	–
On Nil Welkom Yizani preference shares of R0,001 each	–
Total share premium	**Nil**

The following alterations have occurred to the share capital of Welkom Yizani prior to the date of issue of this prospectus [6(a)(ii) and 20(a)]:

- Welkom Yizani was incorporated with an authorised share capital of 1 000 ordinary shares with a par value of R1,00 per share;
- Welkom Yizani cancelled 997 authorised but unissued ordinary shares so that the authorised share capital comprised R3,00 divided into three shares of R1,00 each;
- Welkom Yizani sub-divided its authorised ordinary share capital of three ordinary shares with a par value R1,00 each and issued ordinary share capital of R1,00, divided into one ordinary share of R1,00 into 30 000 000 authorised ordinary shares with a par value of R0,0000001 each and 10 000 000 issued ordinary shares with a par value of R0,0000001 each;
- Welkom Yizani repurchased 9 999 999 ordinary shares with a par value of R0,0000001 each, resulting in the issued share capital comprising one ordinary share with a par value of R0,0000001;
- Welkom Yizani created 120 000 000 preference shares with a par value of R0,001 each.

No shares have been issued by Welkom Yizani other than for cash prior to the date of issue of this prospectus. [11]

No options or preferential rights in respect of Welkom Yizani ordinary shares have been granted by Welkom Yizani prior to the date of issue of this prospectus. [10]

Save for the subscription by the subscriber for one ordinary share upon the incorporation of the Company, and transfer of such share to Naspers, there have been no offers for subscription or sale of any shares of Welkom Yizani prior to the date of issue of this prospectus [6(a)(iii)].

5.13 **Material changes** [31]

Welkom Yizani was only incorporated on 19 May 2006 and has not previously published information relating to its assets, liabilities, financial and trading position.

Since the incorporation of Welkom Yizani on 19 May 2006 and as at the last practicable date, Welkom Yizani has:

- been converted from a private company to a public company on 24 August 2006;

- undertaken the corporate actions referred to in paragraph 5.12;

- the right to purchase up to 14 600 000 Media24 Holdings ordinary shares at a price of R50,00 per share;

- approval to issue up to 58 400 000 preference shares at a price of R10,00 per preference share to Naspers; and

- concluded the Transaction Documents to which it is a party and adopted the Constitutional Documents.

No material changes, other than those mentioned above, have taken place between the date of incorporation and the date of this prospectus.

5.14 **Adequacy of capital** [22]

The Directors are of the opinion that, in the ordinary course of business:

- the working capital resources of Welkom Yizani will be adequate for its current and foreseeable future requirements, that is, for at least 12 months following the date of this prospectus; and

- the issued share capital of Welkom Yizani will be adequate for the purpose of its business for the foreseeable future.

5.15 **Material contracts** [16]

The only material contracts that have been entered into by Welkom Yizani are the following:

- the Media24 Holdings sale and purchase agreement;

- the Welkom Yizani preference shares subscription agreement; and

- the Media24 Holdings Shareholders Agreement.

These agreements are available for inspection at Welkom Yizani's registered offices as described in paragraph 8 on page 43 of this prospectus.

5.16 **Other** [6(c), 6(e)(i) and 6(e)(ii)]

As at the last practicable date, other than as stated in this prospectus, Welkom Yizani had no:

- subsidiary companies;

- immovable property (owned or leased); and

- material capital commitments, lease payments or contingent liabilities.

5.17 **Constitutional Documents**

5.17.1 *General*

The Constitutional Documents contain various provisions imposing restrictions upon the transfer of Welkom Yizani ordinary shares, as well as various other rights and/or obligations of Welkom Yizani ordinary shareholders. Pursuant to subscribing for the Welkom Yizani ordinary shares in terms of the public offer, all Welkom Yizani ordinary shareholders are deemed to have knowledge of these restrictions, rights and obligations and hereby agree to be bound thereby.

In addition to the provisions identified elsewhere in this prospectus, the most important provisions include the following:

- Welkom Yizani has been established as a company with the main object of acquiring and holding Media24 Holdings ordinary shares;

- the powers of Welkom Yizani are limited to those which are strictly necessary as noted in the Constitutional Documents;

- Welkom Yizani is only entitled to own Media24 Holdings ordinary shares, cash and any asset received or acquired by Welkom Yizani as a result of its holding of the Media24 Holdings ordinary shares;

- Welkom Yizani is required to use its initial cash for the purchase of Media24 Holdings ordinary shares and its future cash for redeeming the Welkom Yizani preference shares and for paying the Welkom Yizani preference dividends and ordinary dividends;

- Welkom Yizani is prohibited from encumbering any of its shares in Media24 Holdings at any time (unless Naspers agrees in writing);

- Welkom Yizani is prohibited from altering its share capital and from acquiring (buying back) any of its ordinary shares; and

- during the Company Empowerment Compliance Period and/or as long as Welkom Yizani preference shares remain in issue, no payments may be made to Welkom Yizani ordinary shareholders unless such payment is permitted in accordance with the Transaction Documents (and particularly the Welkom Yizani preference shares subscription agreement and the articles).

5.17.2 *Restrictions applicable to Media24 Holdings ordinary shares held by Welkom Yizani*

Save as provided for under the Transaction Documents, Welkom Yizani may not at any time sell or encumber any Media24 Holdings ordinary shares held by it unless Naspers has consented thereto in writing, in Naspers' sole and absolute discretion, and Media24 Holdings may not accept and/or register the transfer of any Media24 Holdings ordinary shares by Welkom Yizani to any person unless Naspers has so consented.

5.17.3 *Restrictions applicable to the Welkom Yizani ordinary shareholders*

Media24 is subject to the BBBEE Legislation. Naspers, as a consequence, must take steps to ensure that there is no dilution of the empowerment equity in Welkom Yizani. The following restrictions apply to ordinary shareholders of Welkom Yizani to achieve this result:

5.17.3.1   Only Black Participants may apply for or hold Welkom Yizani ordinary shares.

5.17.3.2   Subsequent to the closing of the public offer, unless otherwise agreed between Naspers and Welkom Yizani, all Welkom Yizani ordinary shares shall be required to be held in certificated form, with all share certificates to be deposited with Link Market Services for safekeeping.

Should any Welkom Yizani ordinary share at any time be held in uncertificated form (for whatever reason) despite Naspers and Welkom Yizani having agreed otherwise, then:

- such Welkom Yizani ordinary share must be converted into certificated form within 14 days of receipt of a written notice from Naspers to do so;

- for so long as such Welkom Yizani ordinary share is uncertificated, it may only be deposited with a CSDP approved of by Naspers, provided that any mandate agreement with such a CSDP must recognise the restrictions imposed upon the transfer of Welkom Yizani ordinary shares as contained in the articles; and

- instructions may not be given to such a CSDP which would constitute or result in a contravention of the articles or the Media24 Holdings Shareholders Agreement.

5.17.3.3   Should any Welkom Yizani ordinary shareholder die, his or her Welkom Yizani ordinary shares may be transferred to his or her heir, provided however that such heir has at least a similar or higher BEE status/rating. Should the heir not have a similar or higher BEE status/rating, then the heir must transfer the relevant Welkom Yizani ordinary shares within six months of having taken possession of them, to an Eligible Ordinary Shareholder who is a Black Person. Should the heir fail to transfer the Welkom Yizani ordinary shares within this six-month period this will result in the occurrence of a Welkom Yizani ordinary shareholder Default Event (as contemplated in paragraph 5.17.9 on page 30 of this prospectus). This paragraph applies equally to the involuntarily sequestration or compulsory liquidation of a Welkom Yizani ordinary shareholder.

5.17.3.4   Please note that, pursuant to the provisions of the Media24 Holdings Shareholders Agreement, there is no restriction on Naspers, its nominees or associates from acquiring and holding Welkom Yizani ordinary shares. Should Naspers and/or its nominee/s and/or its associate/s at any time become the beneficial and/or registered holder/s of any Welkom Yizani ordinary shares, for whatever reason, Naspers and/or its nominee/s and/or its associate/s are exempt from any and all of the provision of the Media24 Holdings Shareholders Agreement and the articles, regulating the transfer of Welkom Yizani ordinary shares and the restrictions upon the holding of such shares only by Black Participants.

5.17.3.5   During the Minimum Investment Period:

- No Welkom Yizani ordinary shareholder shall be entitled to sell or encumber any ordinary share held by it.

- Welkom Yizani shall at no time during this period accept and register the voluntary transfer of any ordinary share, save as permitted for in terms of the articles.

5.17.3.6 After the Minimum Investment Period but during the Company Empowerment Compliance Period:

- Welkom Yizani ordinary shares may only be transferred to such eligible Black People or Black Groups having a similar or higher BEE status/rating.

- Naspers shall establish the WSTC, the composition of which will be determined by Naspers from time to time, to consider any proposed transfer of Welkom Yizani ordinary shares (including the transfer of beneficial ownership) and to verify the BEE status/rating of any proposed transferee.

- Naspers, acting through the WSTC (or its agents), shall use its best commercial endeavours to facilitate the creation of the Trading Market for the purpose of facilitating trading in Welkom Yizani ordinary shares, subject at all times to the restrictions imposed upon the transfer of ownership of such Welkom Yizani ordinary shares in terms of the Media24 Holdings Shareholders Agreement and the articles.

- All proposed transfers of Welkom Yizani ordinary shares, whether to be effected on the Trading Market or otherwise, must be submitted to the WSTC with the following supporting documentation:

  (i) in respect of individuals, a copy of the relevant pages from the transferee's South African Identity Document, proof of residence and an affidavit signed by the proposed transferee confirming that the proposed transferee is a Black Person;

  (ii) in respect of Black Companies, a certified copy of their latest BEE Ownership Certificate of Compliance, a certified copy of their memorandum and articles of association, a certified copy of their share transfer register, and any other such documents as may be reasonably required by the WSTC; and

  (iii) in respect of Black Entities, a certified copy of any applicable constitutional or other such document, certified copies of the relevant pages of the identity documents of the trustees or representatives of the governing body of such entity (if any) and any other such documents as may be reasonably required by the WSTC.

- In considering any proposed transfer of Welkom Yizani ordinary shares, WSTC (or its agent) shall, for the purposes of determining the BEE status/rating of any proposed transferee, be entitled, in addition to requesting any additional documents as may be necessary, to also request that such transferee (at its own expense) provide a BEE Ownership Certificate of Compliance.

5.17.3.7 Black Participants are not and will not be entitled to enter into any agreement in terms of which their Welkom Yizani ordinary shares are used as security or encumbered in any other manner.

IF ANY PERSON CONTRAVENES ANY OF THESE RESTRICTIONS, NASPERS SHALL BE ENTITLED TO REQUIRE SUCH PERSON TO SELL TO NASPERS THE WELKOM YIZANI ORDINARY SHARES SUBJECT TO THE BREACH AT THEIR PAR VALUE.

5.17.4 *Other restrictions applicable to the Welkom Yizani ordinary shareholders*

5.17.4.1 No Welkom Yizani ordinary shareholder may at any time hold fewer than 20 Welkom Yizani ordinary shares, nor beneficially, whether individually or together with its associates, at any time hold more than 10% of the total number of Welkom Yizani ordinary shares then in issue.

5.17.4.2 No Welkom Yizani ordinary shareholder shall at any time act in concert with any other Welkom Yizani ordinary shareholder in any matter pertaining to the voting of the Welkom Yizani ordinary shares at any meeting, or the voting of the Media24 Holdings ordinary shares by Welkom Yizani at any meeting of Media24 Holdings (in accordance with the proxy mechanism).

IF ANY PERSON CONTRAVENES THESE RESTRICTIONS, NASPERS SHALL BE ENTITLED TO REQUIRE SUCH PERSON TO SELL TO NASPERS THE WELKOM YIZANI ORDINARY SHARES SUBJECT TO THE BREACH AT THEIR PAR VALUE.

5.17.5 *Membership*

Only Black People and Black Groups eligible to become Welkom Yizani ordinary shareholders may be Welkom Yizani ordinary shareholders after the Closing Date.

Therefore, people or groups that make false declarations in respect of their BEE status/rating in the application forms shall be in breach of this provision and will be required to sell the Welkom Yizani ordinary shares allotted and issued to them to Naspers at their **PAR VALUE**.

If, at the time of acquiring Welkom Yizani ordinary shares, groups qualify to be classified as Black Groups but subsequently change their shareholding or membership such that they no longer qualify to be classified as a Black Group, those groups will also be required to sell their Welkom Yizani ordinary shares to Naspers at their **PAR VALUE**.

To the extent that, and for whatever reason (whether intentionally, negligently or accidentally), any Welkom Yizani ordinary share is held by or transferred to any Person who is not a Black Participant ("**the Non-qualifying Shareholder**"), such Welkom Yizani ordinary share shall:

• confer no right upon the Non-qualifying Shareholder to any dividend, distribution, or payment by virtue of the holding of that Welkom Yizani ordinary share, or to share otherwise in any benefit to which the ordinary shareholders are entitled by virtue of their holding Welkom Yizani ordinary shares;

• result in such Non-qualifying Shareholder being deemed, on the date on which such Welkom Yizani ordinary share was acquired by or transferred to such Non-qualifying Shareholder, to have ceded to Naspers or its nominee any voting rights attaching to such Welkom Yizani ordinary share pursuant to the Media24 Holdings Shareholders Agreement or the articles and to have irrevocably appointed Naspers or its nominee as proxy for the voting of such voting rights; and

• pursuant to the aforesaid cession of voting rights, result in Naspers or its nominee being entitled to vote such Welkom Yizani ordinary shares at any general meeting of Media24 Holdings in accordance with the proxy provisions as set out in the articles, and discussed in paragraph 5.17.6 below.

5.17.6 *Voting rights in respect of Welkom Yizani ordinary shares*

Each Welkom Yizani ordinary share shall represent a right to a single vote at general meetings of Media24 Holdings as proxy on behalf of Welkom Yizani. That is, initially each Welkom Yizani ordinary share shall represent one Media24 Holdings ordinary share as held by Welkom Yizani. If for any reason these proportions should change and there is no longer parity between the Welkom Yizani ordinary shares in issue and the Media24 Holdings ordinary shares held by Welkom Yizani, then the Welkom Yizani ordinary shareholders shall be entitled to so many votes at general meetings of Media24 Holdings ordinary shareholders in proportion to the Welkom Yizani ordinary shares that such shareholder holds.

5.17.7 *Share certificates*

Any person who beneficially holds Welkom Yizani ordinary shares shall be entitled to a certificate specifying the number of shares of which it is issued. All share certificates issued to Welkom Yizani ordinary shareholders shall, during the Company Empowerment Compliance Period:

• be endorsed as follows:

"This certificate and the shares represented hereby are transferable only in compliance with the provisions of the Media24 Holdings Shareholders Agreement, as amended from time to time, a copy of this certificate is on file with the Company Secretary of Welkom Yizani Investments Limited and in the specific circumstances contemplated in the memorandum and articles of association of the Company, a copy of which is on file with the Company Secretary of Welkom Yizani Investments Limited. Restrictions also apply to the transfer of all and any rights in and to the shares and to the granting of any encumbrances over the shares"; and

• be retained and held by Link Market Services. Such share certificates shall only be released, if necessary, for the purposes of implementing any transfer permitted in terms of the Transaction Documents and the articles on the basis that once such transfer is implemented, all share certificates resulting from such transfer are retained and held by Link Market Services.

5.17.8 ***The Welkom Yizani Ownership Certificate of Compliance***

5.17.8.1 Welkom Yizani and each of the Welkom Yizani ordinary shareholders acknowledge the importance to Media24 and Naspers of, *inter alia*, demonstrating the successful implementation of the Media24 Empowerment Transaction to stakeholders in Naspers and Media24, as well as to the relevant authorities. Accordingly, they acknowledge and accept that Naspers will from time to time (and at least once a year) be entitled to request from Welkom Yizani, at its sole discretion and in writing the preparation and issue of the Welkom Yizani Ownership Certificate of Compliance.

5.17.8.2 Welkom Yizani must, for so long as the Media24 Holdings Shareholders Agreement remains in force, fully co-operate with and assist Naspers and its representatives by providing them with access to all information and records which are in its possession or which it may be entitled and/or obliged to keep in its possession or to require to be placed in its possession, within 10 business days of a written request therefor from Naspers or such representatives, for purposes of enabling Naspers to obtain the issue of the Welkom Yizani Ownership Certificate of Compliance.

5.17.8.3 For the purposes of procuring the preparation of the Welkom Yizani Ownership Certificate of Compliance, Naspers shall, in its sole and absolute discretion, be entitled to request Welkom Yizani in writing to procure a BEE Ownership Certificate of Compliance in respect of any Welkom Yizani ordinary shareholder, confirming the BEE status/rating of such Welkom Yizani ordinary shareholder, within 45 days of the receipt by Welkom Yizani of such written request. In addition, Welkom Yizani shall at any time be entitled to request any Welkom Yizani ordinary shareholder to procure a BEE Ownership Certificate of Compliance, and such Welkom Yizani ordinary shareholder shall be obliged to do so within 30 days of receipt of a written request to do so. The costs of procuring such a BEE Ownership Certificate of Compliance, whether requested by Naspers or Welkom Yizani, shall be for the account of the Welkom Yizani ordinary shareholder concerned, or if such Welkom Yizani ordinary shareholder fails to meet such financial obligation, then for Welkom Yizani. Failure by the Welkom Yizani ordinary shareholder timeously to procure such a BEE Ownership Certificate of Compliance shall constitute a Welkom Yizani ordinary shareholder Default Event as contemplated in paragraph 5.17.9 below and shall trigger the call option right set out thereunder.

5.17.9 ***Call option in favour of Naspers***

5.17.9.1 If, at any time during the Company Empowerment Compliance Period, Welkom Yizani and/or any of the Welkom Yizani ordinary shareholders:

5.17.9.1.1 commits an act, or there arises any event or circumstance (howsoever arising), which constitutes or results in a breach of certain specified provisions of the Media24 Holdings Shareholders Agreement, and fails to remedy this breach within 30 days of receiving written notice to do so; or

5.17.9.1.2 are, or any resolutions are proposed or taken for it to be wound up, liquidated, placed under judicial management or sequestrated, as the case may be, whether provisionally or finally; or

5.17.9.1.3 compromises or attempts to compromise with any one or more of its creditors generally or offers to do so,

these events being "Default Events", and, where Welkom Yizani has committed such Default Event, a "Welkom Yizani Default Event", or where a Welkom Yizani ordinary shareholder has committed such event, a "Welkom Yizani Shareholder Default Event", then:

5.17.9.1.4 as regards a Welkom Yizani ordinary shareholder Default Event:

Naspers shall notify the relevant Welkom Yizani ordinary shareholder in writing thereof and request him or her to remedy that Default Event within 30 days. Should the Welkom Yizani ordinary shareholder fail to do so, then Naspers shall be entitled, by giving written notice to the relevant Welkom Yizani ordinary shareholder to that effect, to require such Welkom Yizani ordinary shareholder to sell to Naspers all of its Welkom Yizani ordinary shares or such lesser number thereof that would cure the breach, as Naspers may elect ("the call shares"). The Welkom Yizani ordinary shareholder shall be obliged to sell the call shares at their par value;

5.17.9.1.5 as regards a Welkom Yizani Default Event:

to the extent that Naspers becomes aware of such event (provided that in relation to a breach of the Media24 Holdings Shareholders Agreement, the Default Event potentially prejudices Media24's ability to optimise its BEE rating under the BBBEE Legislation), Naspers shall notify Welkom Yizani in writing thereof and request Welkom Yizani to remedy that Welkom Yizani Default Event within 30 days of receipt of such written request. Should Welkom Yizani fail to remedy such Welkom Yizani Default Event, then Naspers shall be entitled, by giving a written notice, to require Welkom Yizani to sell to Naspers its Media24 Holdings ordinary shares at their **fair market value less 20%**.

5.17.9.2 For the purposes of this call option, "fair market value" means the fair market value as agreed in writing between Welkom Yizani and Naspers. Failing such agreement within 15 business days of either Welkom Yizani or Naspers requesting in writing such agreement, then the fair market value shall be determined by way of final and binding expert determination. The expert shall be an investment bank with experience in the media industry, agreed to in writing by Naspers and Welkom Yizani, and failing agreement within 10 days of the expiry of the aforementioned 15-day period, the expert (being an independent investment bank with experience in the media and broadcasting industry) shall be appointed by the South African Institute of Chartered Accountants at the written request of either Naspers or Welkom Yizani. In determining such fair market value, the expert shall:

(i) value the shares which Media24 Holdings holds in Media24;

(ii) value all the other assets and/or liabilities of Media24 Holdings (i.e. all Media24 Holdings' assets other than its equity interest in Media24) on an appropriate basis;

(iii) value Welkom Yizani's loan account (if any) outstanding at such time; and

(iv) act as an expert and not as an arbitrator.

5.17.10 ***Come-along right in favour of Naspers***

If Naspers receives an offer from a *bona fide* third party to purchase all the Media24 Holdings ordinary shares held in issue and all claims on loan account owing to Media24 Holdings ordinary shareholders, which Naspers wishes to accept, then Naspers shall entitled to advise Welkom Yizani in writing of its intention to accept the offer and require Welkom Yizani to sell all of its Media24 Holdings ordinary shares and shareholders' claims to the third party.

Welkom Yizani will be obliged to sell its Media24 Holdings ordinary shares and claims against Media24 Holdings to the third party on the terms offered by the third party to, and accepted by, Naspers.

5.17.11 ***Winding up***

If Welkom Yizani is wound up, the assets remaining after payment of the debts and liabilities (including the Welkom Yizani preference shares issued to Naspers) of Welkom Yizani and the costs of the liquidation, shall be applied as follows:

– to repay to the Welkom Yizani ordinary shareholders the amounts paid up on the shares respectively held by each of them; and

– the balance (if any) shall be distributed among the Welkom Yizani ordinary shareholders in proportion to the number of shares, respectively, held by each of them.

In the event of the deregistration, winding up or judicial management of Welkom Yizani, the Welkom Yizani preference holders will be entitled to receive the outstanding amount owing on their preference funding from Welkom Yizani (as well as a fractional portion of the remaining residue), before the Welkom Yizani ordinary shareholders can receive any liquidation payment in respect of their ordinary shares.

5.18 **Directors and management** [2(a) and 2(b)]

The number of Directors shall not be less than three and not more than 15. No Director is on a fixed-term contract. The directors appointed prior to the issue of this prospectus must retire at the first AGM.

The Directors will ultimately be determined by the Welkom Yizani ordinary shareholders on the basis that at least two of the Directors will be independent non-executive Directors. In the interim and for the purpose of facilitating the Media24 Empowerment Transaction, Welkom Yizani has appointed the following four Directors:

Name:	Floris Heinrich Johan Brand
Date appointed:	4 August 2006
Business address:	40 Heerengracht, Cape Town, 8001
Qualifications:	B Acc Hon (US), B Com Hon (US), LLB (Unisa), CA(SA)
Current position:	Media24 Limited: Executive managing director
Directorships:	Media24 Limited, MIH Print Media Holdings Limited, Nasou Via Afrika (Proprietary) Limited, Via Afrika Limited, Media24 Africa (Proprietary) Limited, Educor Holdings Limited, Abril S.A., Uppercase Media (Proprietary) Limited, Compmatix Twelve (Proprietary) Limited, Leisureworx (Proprietary) Limited, Formatix Two (Proprietary) Limited, Formprops 45 (Proprietary) Limited, Parinho 5 (Proprietary) Limited, G6 Properties (Proprietary) Limited.
Previous work experience:	Hein Brand joined the Naspers group in 1998 as finance executive. He is a former financial director of Bonnita (Proprietary) Limited. From 2000 he served as financial director of Media24 Limited. He was appointed chief executive officer of Via Afrika Limited in 2002 and chief executive officer of Media24 in 2005.

Name:	Gert Johannes Gerwel
Date appointed:	4 August 2006
Business address:	The Mandela Rhodes Foundation, 3rd Floor, The Mandela Rhodes Building, 150 St George's Mall, Cape Town, 8001
Qualifications:	BA (cum laude) (University of the Western Cape), BA Hons (cum laude) (University of the Western Cape), Licentiate in Germanic Philology (Vrije Universiteit, Brussels), Doctor Litterarum et Philosophiae (magna cum laude) (Vrije Universiteit, Brussels), Doctor of Humanities (honoris causa) (Clark College, Atlanta), Doctor of Humane Letters (honoris causa) (City College, City University of New York), Doctor of Literature (honoris causa) (UCT), Doctor of Laws (honoris causa) (University of the Western Cape), Doctor of Laws (honoris causa) (Rhodes University), Doctor of Laws (honoris causa) (University of the Witwatersrand), Doctor of Laws (honoris causa) (University of Natal), Doctor of Humane Letters (honoris causa) (University of Missouri), Doctor of Philosophy (honoris causa) (US), Doctor of Philosophy (honoris causa) (University of Free State).
Current position:	Naspers Limited: Independent, non-executive director
Directorships:	Naspers Limited, Naspers Beleggings Limited, Heemstede Beleggings (Proprietary) Limited, Keeromstraat 30 Beleggings Limited, Educor Limited, Media24 Limited, Suidoosterfees, Old Mutual Life Holdings (SA) Limited, Old Mutual Life Assurance Company (SA) Limited, Old Mutual Group Achievements Limited, Old Mutual South Africa Share Trust, OMGA Conversion Trust, Omniopt Share Trust, Africon Engineering International, Brimstone Investment Corporation Limited, Gold Fields Limited, Distell Group Limited, Peace Parks Foundation, Ipostel Limited, South African Airways (Proprietary) Limited, Life Healthcare Group (Proprietary) Limited, Institute for Justice and Reconciliation, African Centre for the Constructive Resolution of Disputes, Nelson Mandela Foundation, The Mandela Rhodes Foundation, Human Sciences Research Council.
Previous work experience:	Jakes Gerwel joined the Naspers group as a director in 1999. He is a former director-general in the office of ex-president Nelson Mandela, secretary to the cabinet, rector of the University of the Western Cape and chancellor of Rhodes University. He is a member of the executive and the human resources and nomination committees of Media24 and Naspers.

Name:	Francois Engelbrecht Groepe
Date appointed:	4 August 2006
Business address:	40 Heerengracht, Cape Town, 8001
Qualifications:	B Com Hon, MBA (US), Post-graduate Dip in Law (Tax) (UCT), ACMA
Current position:	Media24 Limited: Executive financial director
Directorships:	The South African Reserve Bank, Media24 Limited, Via Afrika Limited, Educor Holdings Limited, Paarl Media Holdings (Proprietary) Limited, Media24 Africa (Proprietary) Limited, Media24 Nigeria Limited, Nasionale Koerante Limited, Nasionale Tydskrifte Limited, Absa Klein Karoo Nasionale Kunstefees, Kurisani Print (Proprietary) Limited, Property and Loan Application Network (Proprietary) Limited, Compumatix Twelve (Proprietary) Limited, Industrial Development Corporation (IDC) (member of audit board committee), Council of Stellenbosch University, Abathwa Capital Holdings (Proprietary) Limited.
Previous work experience:	Francois Groepe joined Media24 in August 2002. Prior to that he spent nearly eight years at Swiss Re, including as chief financial officer of the local South African Life and Health subsidiary and as senior group controller at the firm's Zurich head office.

Name:	Musa Mvivinywa Aaron Shezi
Date appointed:	4 August 2006
Business address:	40 Heerengracht, Cape Town, 8001
Qualifications:	FDE (Education Management) (RAU), Higher Diploma in Financial Management (Newport University), B Paed (UZ), STD (UZ), PMD (Graduate School of Business: UCT)
Current position:	Via Afrika Limited: Executive managing director
Directorships:	Nasou Via Afrika (Proprietary) Limited, NB Publishers Limited, Human & Rousseau Limited, the South African Institute of Race Relations, Afribooks (Proprietary) Limited, Uthungulu Investment Holdings, Collegium (Proprietary) Limited (Botswana), Via Afrika Limited.
Previous work experience:	Musa Shezi joined the Naspers group in 2000, when he was appointed managing director of the National Education Group (NEG). Dr Shezi started his career as a teacher in KwaZulu-Natal, subsequently becoming headmaster and executive president of the National Teachers' Union. He also became the president of the National Professional Teachers' Union of South Africa (NAPTOSA). He was appointed managing director of the Via Afrika group in 2005.

5.19 **Remuneration of Directors** [2(c)]

Directors' remuneration will be determined by the Company in general meeting. The Directors will be refunded any out of pocket expenses incurred by them in conducting the Company's business provided such expenses are authorised by the Directors and are properly and reasonably incurred.

5.20 **Borrowing powers of Directors** [2(e)]

Subject to the Constitutional Documents, the Directors may exercise all the powers of the Company to raise or borrow money on behalf of Welkom Yizani. However, as per the Constitutional Documents, Welkom Yizani may not enter into debt or cash-raising agreements without the consent of Naspers and/or in certain circumstances, the majority Welkom Yizani preference holders.

5.21 **Administration services** [2(d)]

Certain administration services will be performed by Media24 or a third party that is procured to perform these services. Currently, the administrator that has been appointed to perform these services on behalf of Welkom Yizani is Link Market Services, with its registered and business address at 11 Diagonal Street, Johannesburg, 2001.

In addition, Naspers shall use its best commercial endeavours to establish the WSTC to oversee the functioning of the Trading Market and to consider and verify any proposed transfer of Welkom Yizani ordinary shares. The composition of the WSTC shall be determined by Naspers from time to time.

5.22 **Interests of directors** [16(b), 17(a), 17(b) and 17(c)]

As at the last practicable date, none of the Directors held Welkom Yizani ordinary shares. However, any of the Directors who are Black Persons as defined are eligible to participate in the public offer. Other than as disclosed in this prospectus, the Directors have no material beneficial interests, directly or indirectly, in any transactions effected by Welkom Yizani in the current financial year. No sums have been paid or agreed to be paid to any of the Directors or to any associate of any of the Directors to induce him or her to be a Director of Welkom Yizani or otherwise for services rendered by him or her to Welkom Yizani.

5.23 **Corporate governance**

5.23.1 *Approach to Corporate Governance*

The Board recognises that, as the core of Welkom Yizani's corporate governance system, it is ultimately accountable and responsible for the performance and affairs of the Company.

The Board is committed to the principles of openness, integrity and accountability as advocated by international corporate governance best practice and in particular in the King Report on Corporate Governance for South Africa 2002 ("King II"). The Directors recognise the need to conduct the business of the enterprise with integrity and in accordance with generally accepted corporate practices. This is required to be done within the scope of the rules set out in the articles.

5.23.2 *The Board*

Welkom Yizani has a unitary board structure comprising only non-executive Directors. Accordingly, the position of chairperson is a non-executive appointment.

Subject to the provisions of the Companies Act, and unless otherwise determined by a general meeting, the number of Directors shall not be less than three, nor more than 15.

The Directors shall have power at any time and from time to time to appoint any person as a Director, either to fill a casual vacancy or as an additional Director. Any person appointed to fill a casual vacancy or as additional Director shall retain office only until the next following AGM and his appointment shall be subject to confirmation at such AGM. Notice of AGMs shall be sufficient to allow nominations of new Directors to be sent to the Company's registered office from any part of South Africa.

Subject to the provisions of the Companies Act and the articles, the Company may by ordinary resolution remove any Director before the expiration of his period of office and may by ordinary resolution elect another person in his stead. The person so elected shall hold office during such time only as the Director in whose place he is elected would have held office.

The rotation of Directors is in compliance with King II and satisfies continuity of the Board.

5.23.3 *Board meetings*

The Directors may meet for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Three directors shall form a q*uorum*. A Director may at any time require the Company Secretary to convene a meeting of the Directors.

Questions arising at any meetings of the Directors shall be decided by a majority of votes. The chairman shall not have a second or casting vote.

A meeting of the Directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the articles for the time being vested in or exercisable by the Directors generally.

5.23.4 *Company Secretary*

All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are followed. All Directors are entitled to seek independent professional advice about the affairs of the Company at the Company's expense. The Company Secretary is required to be appointed by the Board as a whole, which should satisfy itself that the appointee has the requisite attributes, experience and qualification(s) to properly discharge his/her duties. The Company Secretary should be subjected to a fit and proper test in the same manner as is recommended for new Director appointments.

5.23.5 ***Appointment of Directors by Naspers***

During the Company Empowerment Compliance Period, Naspers is entitled to appoint, remove and replace two Directors to the Board.

These two Directors may:

– be nominated by Naspers in its sole discretion;

– be entitled to vote on any matter under consideration by the Board and in this regard shall each have one vote; and

– not be removed from the Board, whether in terms of section 220 of the Companies Act or otherwise, unless Naspers approves of such removal in its sole and absolute discretion.

5.24 **Risks relating to Welkom Yizani**

Welkom Yizani's risks primarily relate to the performance of the underlying Media24 ordinary shares held indirectly by Welkom Yizani. Therefore, you should carefully consider the information relating to Media24 provided in this prospectus, as well as the risks related to Media24's business as described in paragraph 6.4 on page 40 of this prospectus and the other information in this prospectus before making a decision to purchase Welkom Yizani ordinary shares. Although information has been provided herein in relation to Welkom Yizani ordinary shares, a prospective purchaser, having made enquiries, should use his own judgement and seek advice from an independent financial adviser as to the appropriate value of such ordinary shares. In considering whether to invest in Welkom Yizani ordinary shares, each investor should have regard to, *inter alia*, the following issues:

– the risks relating to Media24's business as set out in paragraph 6.4 on page 40 of this prospectus;

– the possible lack of liquidity of the Welkom Yizani ordinary shares due to the restrictive conditions on transferability as set out in paragraph 5.17.3 on page 27;

– the absence of tradability of Welkom Yizani ordinary shares during the Minimum Investment Period;

– the possible lack of liquidity of Welkom Yizani ordinary shares as they are not listed on any stock exchange and the fact that the market value thereof will not be readily available; and

– the interest rate risks in relation to the Welkom Yizani preference share dividends.

6. INFORMATION RELATING TO MEDIA24

6.1 **Profile and nature of business**

Media24 operations

With turnover in excess of R5,5 billion per annum, Media24 is the leading publishing group in South Africa. The group is a subsidiary of the multinational media group, Naspers. Its operations include newspapers, magazines, internet businesses, book publishing, private education, printing plants and distribution companies in South Africa.

Media24 consists of:

6.1.1 ***Media24 Newspapers***

Media24 Newspapers publish 59 titles, many leaders in their markets, with a circulation of 307 million newspapers annually. The *Daily Sun* tabloid is the top-selling daily in South Africa and has 3,4 million readers daily. All Media and Products Survey (AMPS) research in 2005 indicated nearly half of all South Africans who read dailies read *Daily Sun*.

With a daily circulation of about 700 000, Media24's dailies serve various communities. The weekly urban newspapers have strong market penetration with circulation of about 1,5 million per week, whilst the community newspapers' circulation amounts to about 1,2 million a week.

The following newspapers are presently published by Media24:

– the six dailies, *Die Burger, Beeld, Volksblad, The Witness* (50 per cent owned) and *Daily Sun*, which provide countrywide news coverage. *Son* is published in the Western Cape from Monday to Thursday;

– the three Sunday papers, *City Press, Rapport* and *Sunday Sun*, are printed in four cities and distributed countrywide;

– two weekly newspapers, *Soccer Laduuuuuma!* and *Naweek Son*;

– the fortnightly business newspaper *Gauteng Business*; and

–   48 English and Afrikaans regional and community newspapers are published in the Western Cape, Eastern Cape, Free State, Vaal Triangle, Gauteng, KwaZulu-Natal and North West.

The newspapers are printed at printing plants in six cities and distributed countrywide via group distribution channels.

Media24 Newspapers also manages Ads24, which is responsible for the marketing and sales of national newspaper advertisements as well as research and marketing services to ensure that Media24 keeps abreast of changes in reader requirements.

Newspaper Leaflet Distributors ("NLD24") is a national distribution company that handles door-to-door distribution of marketing material such as community newspapers, leaflets, promotional material and magazines. It has six regional offices and 34 depots in Southern Africa, including Namibia, Botswana, Swaziland and Lesotho.

In line with global trends a new division, **Infopac**, was recently established to do the distribution of bagged promotional material. This newcomer ensures delivery of high-quality products to houses, apartment blocks and businesses.

Media24 Newspapers recently established a business unit to maximise the potential of the diverse and dynamic publishing environment. **Media Circulation Services24** ("MCS24") uses the joint expertise and infrastructure of the circulation divisions of *Daily Sun*, *Beeld*, *Gauteng Business* and *Son* to establish new circulation territories and capitalise on existing markets. MCS24 will also serve the informal market, focusing on alternative distribution channels such as franchise networks in townships, kiosks and spazas and residential areas with restricted access such as townhouse complexes.

6.1.2   *Media24 Magazines*

Media24 Magazines is a major operator in the South African magazine industry. The unit's vision is to produce titles that serve their respective sectors as well as possible.

Media24 currently publishes over 50 titles, several of them in conjunction with other publishers or in terms of licensing agreements with international titles. Monthly more than 5,4 million magazines are sold and read by more than 17,6 million people.

Media24 Magazines comprise the following divisions and subsidiaries of Media24:

–   Family Magazines *(DRUM, Huisgenoot, Move!, Reader's Digest, tvplus, YOU)*;

–   Women's Magazines *(Fairlady, True Love, Lééf – met hart & siel, Sarie, Shop!, True Love BABE, and* bridal magazines: *Fairlady Bride, Sarie Bruid, True Love Bride)*;

–   Travel and Leisure Magazines *(Weg, go!, Max Power, Topcar, Topbike, Topdeal, Topmotor)*;

–   Creative Lifestyle Magazines *(ideas, idees, home, tuis)*;

–   Business Magazines *(Finweek)*;

–   Touchline Media *(Bicycling, Golf Digest, Kick Off, Men's Health, Men's Health Living, Runner's World, Sports Illustrated, Shape, Shape Fit Pregnancy, The Wisden Cricketer)*;

–   Uppercase Media – 50 per cent owned *(FHM, heat)*;

–   Specialist Magazines *(Landbouweekblad)*;

–   New Media Publishing – 50 per cent owned titles include *Drive Out, Eat In, Eat Out* and *Time Out*, 100 per cent owned titles include *INSIG* and *VISI*;

–   Atoll Media – 75 per cent owned *(blunt, Saltwater Girl, Saltwater Girl Surf, Zigzag)*;

–   8 Ink Media – 50 per cent owned *(National Geographic Kids, Real Simple, Seventeen)*;

–   Alchemy Publishing *(Baba & Kleuter, Your Baby, Your Child, Your Pregnancy)*; and

–   Jane Raphaely & Associates – 50 per cent owned *(Cosmopolitan)*.

Several award-winning client titles are also published by Media24 Magazines through specialist customer magazine publisher New Media Publishing. These include *Woolworths TASTE, Dish, Skottel, Edgars Club Magazine* and *Mercedes*.

6.1.3   *24.com*

Media24 owns 70% of the 24.com unit. This forms part of Media24's drive to consolidate its complementary digital properties to create a useful internet destination for consumers.

24.com helps develop the digital arena in South Africa by offering visitors good online content and services. 24.com reaches most of the country's online population and aims to become a digital partner in every home.

In addition to the content from the existing 24.com niche interest sites, the portal also offers an array of new tools and services. These include locally relevant web search technology, free web-based e-mail, instant messaging, photo albums, blogs and other social networking tools and online shopping powered by Kalahari.net.

24.com currently comprises the following divisions:

Media24 Digital – including several leading niche interest sites such as News24.com, South Africa's top online portal according to Nielsen/Net Ratings. The other portals are Careers24.com, FIN24.com, Food24.com, Health24.com, Images24.co.za, Learn24.com, Property24.com, Subscribe24.co.za, Women24.com and Wheels24.co.za.

M-Web Studios – specialising in the development of web-based content and services to consumers through the MWEB portal (www.mweb.co.za).

Innovation Zone – focusing on digital research and product development, to create new services and technologies to enhance the internet experience.

Kalahari.net – an online store offering a variety of books, music, DVDs, games, electronics and gifts.

6.1.4 **National Newspaper Distributors24**

National Newspaper Distributors ("NND24") is a national distributor for Media24 and other publishers' magazines and some newspapers. Its infrastructure comprises a head office in Johannesburg, 26 branches countrywide, 346 vehicles, 978 permanent employees and 883 contract workers. A total of 119 private contractors, mostly BEE companies, provide ancillary services and another 652 jobs.

NND24 also supplies Telkom telephone cards and the home delivery of various products, and provides support services to dealers and publishers.

6.1.5 **Media24 Printing**

Media24 Newspapers has modern newspaper printing plants in Johannesburg, Bloemfontein, Cape Town, Port Elizabeth, Pietermaritzburg and Paarl. It also has printing plants for local newspapers and commercial printing in Potchefstroom and on the West Coast.

Over the past few years Media24 has made large investments in its printing infrastructure to enhance the production capacity of the group.

Paarl Media Holdings

Media24 has an 87,5 per cent interest in Paarl Media Holdings, the holding company for Media24's magazine, commercial and book printing interests. The group has cutting-edge technology, is fully equipped for digital operation and caters for a wide spectrum of needs in the printing industry.

Paarl Media comprises five divisions:

Paarl Gravure is the leading publication gravure printer in South Africa and prints among others Media24's titles such as *YOU, Huisgenoot, DRUM, Sarie, Kick Off* and *Fairlady*. It also handles commercial printing for several national companies.

Paarl Web focuses on the printing of glossy magazines with smaller print runs and quality commercial work using modern litho web print technology. Among the magazine titles it prints are *Men's Health, VISI, Cosmopolitan, Your Baby, Landbouweekblad* and *Shape*. It also prints several club magazines for a number of contract publishers along with commercial advertising brochures and leaflets for large businesses.

Paarl Web Gauteng is the most recent addition to the group. This advanced plant, opened in September 2005, is a joint venture with black empowerment partner Kurisani Investments which has a 26 per cent interest in the business. This plant specialises in top-quality commercial printing such as promotional material.

Paarl Print, which celebrated its centenary in 2005, focuses on printing books, promotional material and glossy magazines with small print runs. It has both flatsheet and web printing facilities, printing advertising leaflets, brochures, books and magazines. LoveLife's Kurisani Investments is also this company's black empowerment partner with a 26 per cent stake in the business.

Paarl Print Labels specialises in printing labels, especially self-adhesive labels for the wine, cosmetic, food and beverage industry. The company's black empowerment partner, Kurisani Investments, has a 26 per cent interest in the business.

6.1.6 *Via Afrika*

Via Afrika controls several independent business units in the book publishing and distribution and niche retail sectors. It consists of two divisions: Publishers/Agents and Retail/Distribution.

Publishers and agents

This division focuses on editorial activities which involve purchasing or developing, creating or reworking and packaging or repackaging textual content. This is done primarily in traditional formats such as hard-copy books or in electronic formats such as CDs.

The businesses:

— NB Publishers produce a variety of general interest books.

— LuxVerbi.BM serves the local Christian market of various denominations.

— Jonathan Ball Publishers is the leading publisher and distributor of general English books in South Africa and acts as agents for many large international publishers, distributing among others the Harry Potter series.

— Book Promotions has been marketing and distributing books and electronic learning material from South African and foreign publishers for the local market. It serves the preschool, primary and secondary school, tertiary, professional and library markets as well as trade and craft shops.

— The National Education Group ("NEG") has the BEE group, Thebe, as a 30% partner. NEG comprises:

  • Nasou Via Afrika, one of the leading educational publishers in all South Africa's official languages and in all new learning areas; and

  • Van Schaik Publishers publishes academic textbooks for the tertiary market in print and electronic formats.

— Content Solutions is a print-on-demand service provider of customised course packs for academic and educational institutions. It also obtains the reprographic rights of out-of-print titles and reproduces them.

— Future Entrepreneurs produces learning and teaching support material for the school market in electronic and other formats.

Retail and distribution

This division focuses on providing and selling print and digital products through channels such as wholesalers, clubs and stores. Van Schaik Bookstores, for example, has over 40 niche retail outlets, while On the Dot handles the storage and distribution activities of all Via Afrika's publishers and several outside customers.

6.1.7 *Educor*

With about 100 000 students registering annually at more than 50 campuses countrywide, Educor is the leading supplier of private education in South Africa. The group offers educational programmes ranging from basic education and training for adults to higher education and corporate training.

The services are offered via traditional full- and part-time contact and distance education. The group offers approximately five hundred courses across all its colleges to students in various market segments. Each college is differently positioned to attract its respective target markets.

Educor comprises:

— the Damelin Group, which includes contact institutions such as:

  • Damelin: offers courses in higher and further education and training in areas such as business and management, media and design technology, leisure and lifestyle and commerce; and

  • City Varsity: offers higher education training in mixed media programmes such as multimedia and film production;

— the International Colleges Group ("ICG") comprises the group's distance-learning interests:

  • INTEC College: offers certificate and diploma courses from Grade 10 to NQF level 5 in five academic schools;

- Damelin Correspondence College: offers about 110 business courses ranging from high-school certificates to diplomas;

- Lyceum College: offers higher education management and institutional courses for various clients; and

- ICG Learning Solutions: offers SETA-accredited courses for the insurance industry.

Awards

As leaders in several fields, Media24's products won a host of prestigious awards as proof of their excellence. These include the sought-after McCall and Frewin trophies for daily newspapers, the Joel Mervis trophy for weekend newspapers, several Mondi awards for newspapers and magazines, Pica awards, among which the popular Rossi trophy, and several Advantage Admag awards.

Media24 also recognises journalistic excellence, service excellence, sales, innovation and contributions made to the company with several in-house staff awards.

For more information on the Media24 group, please visit http://www.media24.com

6.2 **Legal structure**

The ownership structure of Media24 will be as follows:

Shareholders	Holding	Percentage holding
Media24 Holdings	130 000 000	96,99%*
Media24 Share Trust	4 033 333	3,01%



* Currently 92,31% which, following a proposed share buy-back will become 96,99%.

6.3 **Current prospects**

Our print media businesses have shown good growth over the past few years. This is partly as a consequence of the extensive investments made in earlier years now coming to fruition and partly due to the favourable macro-economic conditions prevailing in South Africa.

Via Afrika continued its improvement. In particular, school book publishers Nasou Via Afrika turned in a solid performance, recapturing market share lost during implementation of Curriculum 2005.

Educor had a challenging year with the main focus being on repositioning, streamlining and refocusing the business. The Damelin Education Group's turnaround appears on track and a solid foundation is being created that can be built on in future years.

Highlights over the past year include:

- *Daily Sun* circulation grew to more than 440 000 per day, making it the widest-read print media product in South Africa.

- In response to the growth of the *Daily Sun*, printing presses were installed at the printing plant at City Deep.

- Publishing of a daily edition of the weekly tabloid, *Son*, was implemented and it rapidly grew circulation to in excess of 50 000 copies per day.

- Launching of new magazine titles included *Real Simple*, *Leef*, *Your Child*, *Shop!*, *Men's Health Living*.

- Successfully rebranding *Finance Week* and *Finansies & Tegniek* to *Finweek* as a weekly financial magazine with a close tie-up to the internet site Fin24.

- *Weg*, the travel magazine, continued its robust growth and became the largest circulating magazine in its category.

- The new printing plant at Paarl Web Gauteng (Proprietary) Limited, was commissioned and is performing to expectations.

- Empowerment partners introduced into Paarl Web Gauteng (Proprietary) Limited and extended to Paarl Print (Proprietary) Limited.

6.4 **Risks relating to Media24**

There are inherent risks connected with investments in general and risks directly linked to Media24. There are a lso inherent risks to the industry in which Media24 operates:

6.4.1 *Macro economic conditions*

Approximately 35% of Media24's revenue is presently generated by advertising revenues. Advertising revenues are cyclical and are dependent upon general economic conditions. Traditionally, spending by companies on advertising and other marketing activities, and hence Media24's advertising and commercial printing revenue, decreases in times of economic slowdown or recession. In particular, Media24's advertising revenues are subject to risks arising from adverse changes in economic conditions and fluctuations in consumer confidence and spending. Consumer confidence and spending may decline as a result of numerous factors outside of Media24's control, such as rising interest rates or acts of war.

6.4.2 *Increases in newsprint and magazine paper costs*

Newsprint and magazine paper costs represent the single largest raw material expense for Media24. These costs fluctuate from time to time due to numerous factors beyond Media24's control, especially due to demand and supply forces, and exchange rate fluctuations between the Rand and other currencies. An increase in newsprint and magazine paper costs could adversely affect Media24's earnings and cash flow.

6.4.3 *Media24's business may suffer if its printing equipment or facilities are damaged or malfunction*

The newspapers, magazines and educational textbooks, and a number of third party publications are printed on printing equipment and facilities owned by the group. If one or more of our printing facilities were damaged or if operations were interrupted due to a natural disaster or otherwise, the publication of some titles or textbooks could be interrupted and Media24's operating results could be adversely affected In the event of such damage or destruction, Media24 would need to make alternative arrangements for printing to be outsourced.

6.4.4 *Litigation*

The content Media24 makes available to customers through its publishing and internet businesses could result in claims against it based on a variety of grounds, including defamation, negligence, copyright or trademark infringement, obscenity or facilitating illegal activities. In particular, Media24 expects that software developers will increasingly be subject to claims asserting the infringement of other parties' proprietary rights as the number of products and competitors providing software and services increases.

Any such claim, with or without merit, could result in costly litigation or might require Media24 to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to Media24 or they may not be available at all. As a result of infringement claims, a court could also issue an injunction preventing the distribution of certain products. Media24 may incur costs defending these claims.

6.4.5 *Media24's businesses rely on software and hardware systems that are susceptible to failure*

Interruptions to the availability of Media24's internet services or increases in the response times of Media24's services caused by the failure of Media24's software or hardware systems could reduce user satisfaction, the amount of internet traffic and Media24's attractiveness to advertisers and consumers. The publishing business also depends upon the timely functioning of software and hardware used to print newspapers and magazines and to publish books.

Media24 is also dependent upon web browsers, telecommunication systems and other aspects of the internet infrastructure that have experienced significant system failures and electrical outages in the past.

Media24's operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins, industrial actions and similar events. Despite Media24 implementing network security measures, servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorised tampering with its computer systems.

6.4.6 *Intellectual property*

Even though legal protection for Media24's intellectual property rights is generally sought, Media24 cannot be assured that its intellectual property rights will not be challenged, limited, invalidated or circumvented. Despite patent, trademark and copyright protection, third parties may be able to copy, infringe or otherwise profit from Media24's intellectual property rights without its authorisation. The lack of internet specific legislation relating to trademark and copyright protection creates a further challenge to protect content delivered through the internet and electronic platforms. If unauthorised copying or misuse of Media24's products were to occur to any substantial degree, its business and results of operations could be adversely affected. Litigation may be necessary to protect Media24's intellectual property rights, which could result in legal claims in connection with content that Media24 distributes and may require Media24 to incur significant costs or to enter into royalty or licensing agreements, which could adversely affect Media24's competitive position.

6.4.7 *Competition*

Media24 operates in a highly competitive and rapidly changing industry. Revenues in the print media industry are dependent primarily upon paid circulation, advertising and printing revenues. Competition for circulation and advertising revenue comes from local, regional and national newspapers, magazines, radio, television, direct mail and other communications and advertising media that operate in the same markets as Media24. Media24 may face increased competition as both local and international publishers introduce new niche titles.

Competitors that are active in the same markets as Media24 attempt to increase their market share, circulation and advertising revenues by changing the style and layout of their publications to win new customers at the expense of Media24's magazines and newspapers. In addition, Media24's competitors may reduce the cover prices of their publications to increase their circulation. Media24 may be forced to decrease the prices it charges for magazines and newspapers in response or make other changes in the way it operates. Media24's business and results of operations may be harmed as a result.

The Paarl Media group prints Media24 titles, but also has large printing contracts with outside publishers, which may be lost. Competition in magazine and book printing is tough.

Via Afrika faces competition from several South African as well as large international publishing houses. Educor, the private education subsidiary of Media24, faces competition from many different South African public universities and private educators, as well as from international educators, many of whom have greater resources and brand names.

6.5 **Historical financial information**

The abridged consolidated historical balance sheet, income statement and cash flow statement of Media24 for the two years ended 31 March 2006 and 2005 are set out below. Please refer to Annexure I to this prospectus for summarised principle accounting policies of Media24.

A summary of the historical information of Media24 is as follows:

The Media24 *pro forma* financial information as presented below is extracts of the audited financial statements, excluding the Africa businesses disposed subsequent to 31 March 2006. The Africa businesses disposed of are: Collegium (Proprietary) Limited, Media24 Africa (Proprietary) Limited and its subsidiaries and joint venture and the Africa division of Media24 Limited.

MEDIA24 LIMITED GROUP
INCOME STATEMENTS
for the years ended 31 March 2006 and 2005

	Pro forma 2006 R'000	Pro forma 2005 R'000
Revenue	5 613 429	3 460 355
Expenses	4 930 307	2 945 490
Operating profit	**683 122**	**514 865**
Finance costs – net	(98 208)	(49 552)
Income from investments	56 662	–
Share of equity-accounted investments	361	161
Profit before taxation	**641 937**	**465 474**
Taxation	(52 310)	(88 220)
Profit for year	**589 627**	**377 254**
Attributable to:		
Equity holders of the group	522 925	343 640
Minority interest	66 702	33 614
	589 627	**377 254**

MEDIA24 LIMITED GROUP
BALANCE SHEETS
at 31 March 2006 and 2005

	Pro forma 2006 R'000	Pro forma 2005 R'000
ASSETS		
Non-current assets	2 174 075	1 623 767
Current assets	2 022 399	1 691 101
Total assets	**4 196 474**	**3 314 868**
EQUITY AND LIABILITIES		
Share capital and premium	80	(288)
Other reserves	(747 404)	(407 381)
Retained earnings	1 424 773	1 007 140
Total shareholders' interest	677 449	599 471
Minority interest	121 794	154 540
Total equity	799 243	754 011
Non-current liabilities	1 445 484	1 176 855
Current liabilities	1 951 747	1 384 001
Total equity and liabilities	**4 196 474**	**3 314 867**

MEDIA24 LIMITED GROUP
CASH FLOW STATEMENTS
for the years ended 31 March 2006 and 2005

	Pro forma 2006 R'000	Pro forma 2005 R'000
Cash generated from operating activities	772 319	688 016
Net finance costs paid	(164 262)	(127 049)
Taxation paid	(77 727)	(64 079)
Net cash inflow/(outflow) from operating activities	530 330	496 888
Net cash generated/(utilised) in investing activities	(762 919)	(302 790)
Net cash utilised in financing activities	264 177	(52 265)
Net increase in cash and cash equivalents	31 588	141 833
Forex translation adjustments on cash and cash equivalents	–	–
Cash and cash equivalents at beginning of year	225 309	83 476
Cash and cash equivalents at end of year	**256 897**	**225 309**

6.6 **Dividend policy**

The Media24 dividend policy takes account of the Media24 group's underlying performance, the opportunities for profitable investments, retained profits and also to maintain an appropriate level of reserves.

6.7 **Directors' interests in the Media24 Empowerment Transaction**

Other than as disclosed in this prospectus, the directors of Media24 do not have any material beneficial interests, either directly or indirectly, in the Media24 Empowerment Transaction. However, any of the black directors of Media24 are eligible to participate in the public offer and it is anticipated that they will do so.

7. OTHER INFORMATION

7.1 **Interests of advisers and promoters** [13 and 17(a)]

As at the last practicable date:

– the advisers to Welkom Yizani do not own any ordinary shares in Welkom Yizani; and

– Naspers, as co-funder to Welkom Yizani, owned nil Welkom Yizani preference shares as the appropriate number will only be issued on the same day as the ordinary shares are issued in terms of the Media24 Empowerment Transaction.

7.2 **Preliminary expenses and issue expenses** [15]

Welkom Yizani will not incur any costs in relation to this transaction. All costs incurred in connection with this transaction will be borne by Naspers.

8. DOCUMENTS AVAILABLE FOR INSPECTION [16(A)]

Copies of the following documents will be available for inspection at the registered office of Welkom Yizani situated at 40 Heerengracht, Cape Town, 8001, during normal business hours from 29 September 2006, being the Opening Date of the public offer until 27 October 2006, being the Closing Day of the public offer:

• the Constitutional Documents;

• the Media24 Holdings sale and purchase agreement;

• the Welkom Yizani preference shares subscription agreement;

• the Media24 Holdings Shareholders' Agreement;

• the Media24 Sale Agreement;

• the consent letters from the advisers; and

• a signed copy of this prospectus.

9. PARAGRAPHS OF SCHEDULE 3 TO THE COMPANIES ACT WHICH ARE NOT APPLICABLE
[50]

This prospectus complies with Schedule 3 of the Companies Act. The following paragraphs of Schedule 3 to the Companies Act are not applicable: 12, 14, 24, 26 to 30 and 32 to 48.

By and on behalf of each of the Directors, namely:

F H J Brand   **G J Gerwel**   **F E Groepe**   **M M A Shezi**

MEDIA24

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

PRINCIPAL ACCOUNTING POLICIES

The consolidated annual financial statements of the Group are presented in accordance with, and comply with, International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee ("IFRIC") interpretations issued and effective at the time of preparing these financial statements.

The policies are consistent with those adopted by the holding company Naspers Limited and the detail summary of the policies are available on www.naspers.com under the heading Annual Financial Statements.

For the convenience of the reader, only some of the policies are listed below

PRINCIPAL ACCOUNTING POLICIES

(a)   Basis of consolidation

The consolidated annual financial statements include the results of Media24 Limited and its subsidiaries, associates, joint ventures, special purpose entities and related share incentive trusts.

Subsidiaries

Subsidiaries are those companies in which the Group, directly or indirectly, has an interest of more than half of the voting rights, or otherwise has the power to exercise control over their operations. The existence and effect of potential voting rights that are presently exercisable or convertible without restriction are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date that effective control is transferred to the Group and are no longer consolidated from the date that effective control ceases. Similarly, the results of a subsidiary divested during an accounting period are included in the consolidated financial statements only to the date of disposal. For certain entities, the Group has entered into contractual arrangements (such as nominee relationships and escrow arrangements) which allow the Group, along with its direct interests in such entities, to control a majority of the voting rights or otherwise have power to exercise control over the operations of such entities. Because the Group controls such entities in this manner they are considered to be subsidiaries and are therefore consolidated in the annual financial statements.

All intergroup transactions and balances are eliminated as part of the consolidation process. The interests of minority shareholders in the consolidated equity and results of the Group are shown separately in the consolidated balance sheet and income statement, respectively. Where the losses attributable to the minority shareholders in a consolidated subsidiary exceed their interest in that subsidiary, the excess, and any further losses attributable to them, are recognised by the Group and allocated to those minority interests only to the extent that the minority shareholders have a binding obligation and are able to fund the losses. Where the Group previously did not recognise the minority shareholders' portion of losses and the subsidiary subsequently turns profitable, the Group recognises all the profits until the minority shareholders' share of losses previously absorbed by the Group has been recovered.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

The Group applies the economic entity model in accounting for transactions with minority shareholders. In terms of this model, minority shareholders are viewed as equity participants of the group and all transactions are therefore accounted for as equity transactions and included in the statement of changes in equity. On acquisition of an interest from a minority shareholder, any excess of the cost of the transaction over the acquirer's proportionate share of the net asset value acquired is allocated to a separate component of equity. Dilution profits and losses relating to non-wholly owned subsidiary entities are similarly accounted for in the statement of changes in equity in terms of the economic entity model.

Where necessary, accounting policies for subsidiaries have been exchanged to ensure consistency with the policies adopted by the Group.

Associated companies

Investments in associated companies are accounted for under the equity method. Associated companies are those companies in which the Group generally has between 20% and 50% of the voting rights, or over which the Group exercises significant influence, but which it does not control. Equity accounting involves recognising in the income statement the Group's share of the associate's post-acquisition results net of taxation and minority interests in the associate. The Group's share of post-acquisition movements in reserves is accounted for in the reserves of the Group. The Group's interest in the associate is carried on the balance sheet at cost, adjusted for the Group's share of the change in post-acquisition net assets, and inclusive of goodwill and other identifiable intangible assets recognised on acquisitions.

Where the Group's share of losses exceeds the carrying amount of its investment, the carrying amount of the investment as well as any loans to the associate are reduced to nil and no further losses are recognised, unless the Group has incurred obligations to the associate or the Group has guaranteed or committed to satisfy obligations of the associate. Unrealised gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates, unless the loss provides evidence of an impairment of the asset transferred.

Joint ventures

The Group's interest in jointly controlled entities is accounted for by way of proportionate consolidation. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other venturers. The Group does not recognise its share of gains or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent third party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately..

(b) Investments

The Group classifies its investments into the following categories: at fair value through profit and loss, held-to-maturity, available-for-sale and loans and receivables. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of purchase and re-evaluates such designation on an annual basis. At fair value through profit and loss assets have two sub-categories: financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified into this category at inception if acquired principally for the purpose of selling in the short term, if it forms part of a portfolio of financial assets in which there is evidence of short-term profit taking, or if so designated by management. For the purpose of these financial statements short term is defined as a period of three months or less. The Group does not hold financial assets for trading, therefore assets held as at fair value through profit and loss are designated as such on initial recognition. Derivatives are also classified as held for trading unless they are designated as hedges.

Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or that it has designated as at fair value through profit and loss or available-for-sale. All other investments, including those that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity, changes in fair value or interest rates, are classified as available-for-sale. Available-for-sale assets are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. At fair value through profit and loss and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments and loans and receivables are carried at amortised cost using the effective-yield method. Realised and unrealised gains and losses arising from changes in the fair value of at-fair-value-through-profit-and-loss investments are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity.

The fair values of investments are based on quoted bid prices or amounts derived from cash-flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash-flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

Investments are derecognised when the rights to receive cash flows from the investments have expired or where they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

(c)   Property, plant and equipment

Property, plant and equipment are stated at cost, being the purchase cost plus any cost to prepare the assets for their intended use, less accumulated depreciation and any accumulated impairment losses. Cost includes transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchase costs. Property, plant and equipment, with the exception of land, are depreciated in equal annual amounts over each asset's estimated useful economic life. Land is not depreciated as it is deemed to have an indefinite life. Depreciation periods vary in accordance with the conditions in the relevant industries, but are subject to the following maximum limits:

Land and buildings:	Factory buildings	50 years
	Other buildings	50 years
Manufacturing equipment:	Printing presses	25 years
	Production equipment	25 years
Office equipment:		20 years
Furniture:		20 years
Computer equipment:	Manufacturing	20 years
	Office	20 years
Vehicles:		12 years

Major leasehold improvements are amortised over the shorter of their respective lease periods and estimated useful economic life.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred. Major renovations are depreciated over the remaining useful economic life of the related asset.

The carrying values of property, plant and equipment are reviewed periodically to assess whether or not the net recoverable amount has declined below the carrying amount. An asset's carrying amount is written down immediately to its recoverable amount. In the event of such impairment, the carrying amount is reduced and the reduction is charged as an expense against income.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Gains and losses on disposals are determined by comparing the proceeds with the asset's carrying amount.

(d)   Leased assets

Leases of property, plant and equipment, except land, are classified as finance leases where, substantially all risks and rewards associated with ownership of an asset are transferred from the lessor to the Group as lessee. Assets classified as finance leases are capitalised at the lower of the fair value of the leased asset and the estimated present value of the underlying minimum lease payments, with the related lease obligation recognised at the estimated present value of the minimum lease payments. Bank rates are used to calculate present values of minimum lease payments. Capitalised leased assets are depreciated over their estimated useful lives, limited to the duration of the lease agreement.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the third-party lessor are classified as operating leases. Operating lease rentals (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(e) Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries and joint ventures are included in 'intangible assets'. Goodwill on acquisition of associates is included in 'investments in associates'. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Patents, brand names, trademarks, title rights, software and other similar intangible assets acquired are capitalised at cost. Intangible assets with indefinite useful lives are not amortised, but tested annually for impairment and carried at cost less accumulated impairment losses. Intangible assets with finite useful lives are being amortised using the straight-line method over their estimated useful lives. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where the carrying amount exceeds the recoverable amount. The useful lives and residual values of intangible assets are reassessed on an annual basis. Amortisation periods for intangible assets with finite useful lives vary in accordance with the conditions in the relevant industries, but are subject to the following maximum limits:

Patents	5 years
Title rights	10 years
Brand names and trademarks	20 years
Software	5 years
Intellectual property rights	7 years
Subscriber base	8 years

No value is attributed to internally developed trademarks or similar rights and assets. The costs incurred to develop these items are charged to the income statement in the period in which they are incurred.

(f) Impairment

Financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that an investment or group of investments is impaired. If any such evidence exists, the entity applies the following principles for each class of financial assets to determine the amount of any impairment loss:

Financial assets carried at amortised cost:

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced directly through profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss shall be reversed through profit and loss. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised at the date the impairment is reversed.

Available-for-sale financial assets:

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity shall be removed from equity and recognised in profit or loss even though the financial asset has not been derecognised.

Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

Long lived assets

The Group evaluates the carrying value of assets with indefinite useful lives annually and when events and circumstances indicate that the carrying value may not be recoverable. Indicators of possible impairment include, but are not limited to: significant underperformance relative to expectations based on historical or projected future operating results; significant changes in the manner of use of the assets or the strategy for the Group's overall business; significant negative industry or economic trends; a significant and sustained decline in an investment's share price or market capitalisation relative to its net asset value. Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment.

An impairment loss is recognised in the income statement when the carrying amount of an asset exceeds its recoverable amount. An asset's recoverable amount is the higher of the amount obtainable from the sale of an asset in an arm's-length transaction between knowledgeable willing parties, or its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised and the recoverable amount exceeds the new carrying amount. The reversal of the impairment is limited to the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in prior years. The reversal of such an impairment loss is recognised in the income statement in the same line item as the original impairment charge.

(g) **Development activities**

Research and development costs

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be profitable considering its commercial and technical feasibility and its costs can be measured reliably. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding the limits stated in note (e). Development assets are tested for impairment annually, and the impairment loss is recognised in the income statement when the carrying amount of the asset exceeds its recoverable amount. This loss is also reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised and the recoverable amount exceeds the new carrying amount. The reversal of the impairment is limited to the carrying amount that would have been determined (net of amortisation) had no impairment loss been recognised in prior years. The reversal of such an impairment loss is recognised in the income statement in the same line item as the original impairment charge.

Software development costs

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development team's employee costs and an appropriate portion of relevant overheads. All other costs associated with developing or maintaining computer software programs are recognised as an expense as incurred.

Website development costs

Website development costs are capitalised as intangible assets if it is probable that the expected future economic benefits attributable to the asset will flow to the Group, and its cost can be measured reliably, otherwise these costs are charged against operating profit as the expenditure is incurred.

(h) Inventory

Inventory is stated at the lower of cost or net realisable value. The cost of inventory is determined by means of the first-in-first-out basis or the weighted-average method. The majority of inventory is valued using the first-in-first-out basis, but for certain inventories with a specific nature and use which differs significantly from other classes of inventory, the weighted average is used. The cost of finished products and work-in-progress comprises raw materials, direct labour, other direct costs and related production overheads, but excludes finance costs. Costs of inventories include the transfer from equity of any gains or losses on qualifying cash-flow hedges relating to inventory purchases. Net realisable value is the estimate of the selling price, less the costs of completion and selling expenses. Provisions are made for obsolete, unusable and unsaleable inventory and for latent damage first revealed when inventory items are taken into use or offered for sale.

(i) Trade receivables

Trade receivables are originally carried at fair value and subsequently measured at amortised cost using the effective interest rate method, less provision made for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the estimated recoverable amount.

(j) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

The Group recognises the estimated liability on all products still under warranty at the balance sheet date. The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Restructuring provisions are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided in advance.

(k) Taxation

Taxation rates

The normal South African company tax rate used for the year ending 31 March 2006 is 29% (2005: 30%). Deferred tax assets and liabilities for South African entities at 31 March 2006 have been calculated using this rate, being the rate that the Group expects to apply to the periods when the assets are realised or the liabilities are settled. Secondary tax on companies is calculated at 12,5%, and capital gains tax is calculated at 50% of the company tax rate. International tax rates vary from jurisdiction to jurisdiction.

(l) Deferred taxation

Deferred taxation is provided in full, using the balance sheet liability method, for all timing differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted, or where appropriate, substantially enacted tax rates are used to determine deferred taxation.

Using this method, the Group is required to make provision for deferred taxation, in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base. Provision for taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, is only made if there is a current intention to remit such earnings.

The principal timing differences arise from depreciation on property, plant and equipment, other intangibles, provisions and other current liabilities, income received in advance and tax losses carried forward. Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which timing differences and unused tax losses can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Secondary tax on companies ("STC")

Dividends declared by South African companies are subject to STC, but the STC liability is reduced by dividends received during the dividend cycle. Where the dividends received exceed dividends declared within a cycle, there is no liability to pay STC. The potential tax benefits related to excess dividends received are carried forward to the next dividend cycle. Where dividends declared exceed the dividends received during a cycle, STC is payable at the current STC rate. The STC expense is included in the taxation charge in the income statement in the period that the dividend is paid. Deferred tax assets are recognised on unutilised STC credits to the extent that it is probable that the Group will declare future dividends to utilise such STC credits.

(m) Revenue recognition

Product sales

Sales are recognised upon delivery of products and customer acceptance, net of sales taxes, VAT and discounts, and after eliminating sales within the Group.

Circulation revenue

Circulation revenue is recognised in the month in which the magazine or newspaper is sold.

Subscription fees

Internet subscription fees are earned over the period the services are provided. Subscription revenue arises from the monthly billing of subscribers for internet services provided by the Group. Revenue is recognised in the month the service is rendered. Any subscription revenue received in advance of the service being provided is recorded as deferred revenue and recognised in the month the service is provided

Advertising revenues

The Group mainly derives advertising revenues from advertisements published in its newspapers and magazines and shown online on its websites and instant messaging windows. Advertising revenues from print media products are recognised upon publication over the period of the advertising contract. Publication is regarded to be when the print media product has been delivered to the retailer and is available to be purchased by the general public. Online advertising revenues are recognised over the period in which the advertisements are displayed.

Printing and distribution

Revenues from print and distribution services are recognised upon completion of the services and delivery of the related product and customer acceptance, net of taxes, VAT and discounts, and after elimination of sales within the Group. The recognition of print services revenue is based upon delivery of the product to the distribution depot and acceptance by the distributor of the client, or where the customer is responsible for the transport of the products, acceptance by the customer or its nominated transport company. Revenues from distribution services are recognised upon delivery of the product to the retailer and acceptance thereof.

Print and distribution services are separately provided by different entities within the Group and separately contracted for by third-party customers. Where these services are provided to the same client, the terms of each separate contract are consistent with contracts where an unrelated party provides one of the services. Revenue is recognised separately for print and distribution services as the contracts are separately negotiated based on fair value for each service.

Tuition fees

Tuition fees are non-refundable and are recognised on a percentage-of-completion method over the term of the applicable course for face-to-face learning, and for distance learning it is recognised as a percentage of cost.

(n) Other income

Interest and dividends received on available-for-sale financial assets are included in investment income and not as part of the fair-value movement in equity.

Interest income

Interest is accrued on a time-proportion basis, recognising the effective yield on the underlying assets.

Dividend income

Dividends are recognised when the right to receive payment is established.

(o) Employee benefits

Retirement benefits

The Group provides retirement benefits for its full-time employees, primarily by means of monthly contributions to a number of defined-contribution pension and provident funds in the countries in which the Group operates. The assets of these funds are generally held in separate trustee-administered funds. The Group's contributions to retirement funds are recognised as an expense when the employees render the related service.

Medical aid benefits

The Group's contributions to medical aid benefit funds for employees are recognised as an expense in the period during which the employees render services to the Group.

Post-retirement medical aid benefits

Some Group companies provide post-retirement health care benefits to their retirees. The entitlement to post-retirement health care benefits is based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Independent qualified actuaries carry out annual valuations of these obligations. All actuarial gains and losses are recognised immediately in the income statement. The actuarial valuation method used to value the obligations is the projected-unit credit method. Future benefits are projected using specific actuarial assumptions and the liability to in-service members is accrued over their expected working lifetime. These obligations are unfunded.

(p)   Equity compensation benefits

The Group grants share option/share appreciation rights (SARS) to its employees under a number of equity compensation plans. In accordance with IFRS 2, the Group has recognised an employee benefit expense in the income statement, representing the fair value of share options/SARS granted to the group's employees. A corresponding credit has been raised to liabilities for these cash-settled plans. The Group remeasures the fair value of the recognised liability at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period.

These plans are considered cash-settled plans as they are settled in cash.

(q)   Advertising expenses

Advertising expenses are expensed in the financial period in which they are incurred.

Reporting accountants and auditors' report

The Directors

Welkom Yizani Investments Limited

40 Heerengracht

Cape Town

8001

20 September 2006

Dear Sirs and Madams

Comment on the Annual Financial Statements of Welkom Yizani Investments Limited ("Welkom Yizani")

Welkom Yizani has not completed its first financial year since incorporation and the Company has not yet produced annual financial statements and consequently historical information for the Company is not available.

Yours faithfully

PriceWaterhouse Coopers Inc.

C van den Heever

Director

Registered Auditor

Details of the approved BEE verification agencies 54

1. **EMPOWERDEX (PROPRIETARY) LIMITED**

   Head Office (Johannesburg):
   1st Floor, Block C
   Sunninghill Place
   9 Simba Road
   Sunninghill
   2157

   Tel: (011) 234 7890
   Fax: (011) 234 5855
   Contact Person: Refilwe Phasha

   Cape Town:
   14th Floor
   Metlife Centre
   7 Coen Steytler Ave
   Cape Town
   8001

   Tel: (021) 419 5130
   Fax: (021) 419 5131
   Contact person: Kgomotso Selokane

   Durban:
   Units 5 and 6
   Upper Ground Floor
   Essex Gardens
   1 Nelson Road
   Westville
   Durban
   4001

   Tel: (031) 267 0707
   Fax: (031) 266 8354
   Contact person: Ashley Mathura

   Pretoria:
   Unit 1
   1st Floor (West)
   Cambridge Park
   Centurion
   0169

   Tel: (011) 234 7890
   Fax: (011) 234 5855
   Contact person: Jaco Odendaal

   National Hotline:
   Tel: (011) 602 7921
   Fax: (011) 234 5855
   Contact person: Siphiwe Sibeko

2. **EMPOWERLOGIC (PROPRIETARY) LIMITED**

   1st Floor
   West House
   7 Autumn Street
   Rivonia
   2128

   Tel: 086 111 4003
   Fax: 086 610 1405
   E-mail: yolande.grobler@empowerlogic.co.za
            www.empowerlogic.co.za
   Contact Person: Yolande Grobler

3. **MOHLALENG POLICY ADVISORY SERVICES (PROPRIETARY) LIMITED**

   African Heritage Investment Building
   325 Rivonia Boulevard
   Rivonia
   2196

   Tel: (011) 807 7409
   Fax: (011) 234 4740
   E-mail: abrown@mohlaleng.com
   Contact Person: Lear Pather

4. **VERIFY SOLUTIONS (PROPRIETARY) LIMITED**

   Unit 6
   Manhattan Office Park
   16 Pieter Street
   Highveld Techno Park
   Centurion
   0046

   Tel: (012) 665 5489 or 0861 VERIFY (837 439)
   Fax: (012) 665 2758 or 086 613 8479
   E-mail: info@verifysolutions.co.za
   Contact person: Miriam Ndla or Lorraine Mndebele

PRINTED BY INCE (PTY) LTD

REF. W2CF01419

YELLOW



Welkom Yizani Investments Limited
("Welkom Yizani")
(Incorporated in the Republic of South Africa)
(Registration number 2006/021434/06)

APPLICATION FORM TO SUBSCRIBE FOR WELKOM YIZANI ORDINARY SHARES
AVAILABLE TO BLACK PEOPLE WHO QUALIFY TO PARTICIPATE IN THE PUBLIC OFFER

Definitions and interpretations used in this prospectus are contained on pages 10 to 16 and apply to the contents of this application form.

This application form forms part of the prospectus which was registered by the Registrar on 21 September 2006 and must be read in conjunction with it.

SECTION 1 – INSTRUCTIONS AND NOTES

THIS APPLICATION FORM SHOULD ONLY BE COMPLETED BY BLACK PEOPLE WHO QUALIFY TO PARTICIPATE IN THE PUBLIC OFFER AND WOULD LIKE TO SUBSCRIBE FOR WELKOM YIZANI ORDINARY SHARES AT R10,00 PER SHARE. PLEASE REFER TO THE LAST COLUMN ON PAGE 12 OF THE PROSPECTUS FOR A DESCRIPTION OF A BLACK PERSON.

Instructions:

1. You may only complete this application form if you qualify to participate in the public offer. Please refer to paragraph 3.2 on page 18 of the prospectus.

2. The subscription price in terms of the public offer is R10,00 per Welkom Yizani ordinary share.

3. Subscriptions for Welkom Yizani ordinary shares in terms of the public offer may only be made for a minimum subscription amount of R200,00.

4. Applications are irrevocable and may not be withdrawn once submitted.

5. Please refer to the terms and conditions of the public offer set out in paragraph 3 commencing on page 17 of the prospectus.

6. Applicants should consult their broker, banker or other professional adviser or the helpline on 0860 12 12 24 in case of doubt as to the correct completion of this application form.

7. For every application form hand delivered and accepted at an FNB branch, the teller will issue a receipt for the application form, payment and the supporting documents received.

8. If any cheque is dishonoured, Welkom Yizani may, in its sole discretion, regard the relevant application as invalid or take such other steps in regard thereto as it may deem fit.

9. All alterations on this application form must be authenticated by a full signature.

10. Welkom Yizani is entitled to verify the details of the applicant and the applicant is obligated to assist in such verification.

11. Please note:

    • Welkom Yizani ordinary shares issued in respect of this application will be in a certificated form and the original of the share certificate will be retained by Link Market Services in terms of the articles.

    • Certain restrictions are contained in the articles (and in this regard you are referred to paragraph 5.17.3 on page 27 of the prospectus). In order to ensure that those restrictions remain in place, Naspers has, in terms of the constitutional documents, been given certain call option and other rights.

If you have any questions regarding the contents of the prospectus, please call the helpline on 0860 12 12 24.

SECTION 2 – HOW TO SUBMIT THE APPLICATION

Completed application forms should be handed in at any FNB branch. All applications must be received by the FNB branch before the Closing Date, being 15:00 on 27 October 2006. Application forms received after the Closing Date will be disregarded. In addition any application form received which does not contain all the documentation required or which has not been completed in full will be rejected.

SECTION 3 – REQUIRED DOCUMENTS

Applications should be accompanied by:

• a copy of the relevant pages from the applicant's South African Identity Document;

• if the number of Welkom Yizani ordinary shares that you are applying for is 20 000 or more, an affidavit confirming that you are a Black Person as defined;

• for an applicant with an existing bank account, proof from the bank that your bank account is FICA compliant;

• for an applicant without a bank account, you will be required to open a new bank account at any bank (including FNB). To assist the bank to comply with the FICA requirements, you should submit proof of residence which can be either a copy of the latest water and/or electricity bill or a copy of a lease document. If the place of residence is not registered in the applicant's name, a copy of the water and/or electricity bill, together with a letter of the registered resident confirming that such person resides with him/her, must be submitted; and

• sign the declaration in Section 5 that you are a Black Person who is a South African citizen.

Each application submitted must be in one name only and show only one address. Welkom Yizani reserves the right to accept or reject any application in its absolute discretion.

You may pay for your Welkom Yizani ordinary shares either:

• by cheque or postal order, which must be attached to the application form. The cheque must be crossed "not transferable" with the words "or bearer" deleted and made payable to "Welkom Yizani". If the cheque is dishonoured, your application will be rejected; or

• by FNB debit card, presented at any FNB branch; or

• by cash, deposited at the FNB branch.

The Directors reserve the right to accept payment in any other form in their sole discretion.

Please note: For payments by cheque in excess of R5 million please contact the helpline on 0860 12 12 24 for payment instructions. Credit cards will NOT be accepted.

YELLOW
SECTION 4 – APPLICATION FORM FOR BLACK PERSONS

Please write the details in black ink and where applicable in CAPITAL LETTERS. Please complete in full and answer all questions.



How can we help you?

YI

Part 1: Qualifying Information

Is the application form signed and is a copy of your South African identity document attached?   Y ☐ N ☐

If you are applying for 20 000 shares or more, is an affidavit confirming that you are a Black Person attached?   Y ☐ N ☐

Are you a Black New Entrant as defined on page 12 of the prospectus?   Y ☐ N ☐

Is the stamp of FICA compliance of your bank account stamped on this application form?   Y ☐ N ☐

Part 2: Personal Details

Title   Mr ☐ Mrs ☐ Ms ☐ Dr ☐ Prof ☐ Adv ☐ Rev ☐

Surname

First name in full

Gender   M ☐ F ☐   Date of Birth

ID number

Residential address

Postal code

Postal address

Postal code

Home telephone number ☐☐☐ – ☐☐☐☐   Work telephone number ☐☐☐ – ☐☐☐☐☐☐☐

Cell number

E-mail address (if applicable)

Part 3: Designated Groups

Tick if applicable   Disabled as defined on page 13 ☐

Are you an employee of the Naspers group?   Y ☐ N ☐

If yes, please specify the company name and employee number:

Company

Employee no

Part 4: Banking Details

Bank account holder's name

Bank name

Account type   Cheque ☐   Transmission ☐   Savings ☐

Bank account number

Branch name

Bank branch code

Stamp here for FICA compliance

Part 5: Payment Details

Total number of shares applied for ☐☐☐☐☐☐☐ **X R 1 0** = R ☐☐☐☐☐☐☐☐☐

(Minimum subscription is 20 ordinary shares)   Total amount of payment (Rand only)

(Maximum subscription is 1 460 000 ordinary shares)

Method of payment

Cash ☐

Cheque ☐   Specify cheque number

Postal order ☐   Specify postal order number

FNB Debit card ☐   Specify FNB debit card number   For office use ☐

FNB Stamp as proof of payment

SECTION 5 – DECLARATION

To: **Welkom Yizani Investments Limited**

I, the undersigned, confirm that I have full legal capacity to contract, or, to the extent that I do not have full legal capacity to contract, I am duly assisted herein by my guardian or curator, and hereby irrevocably apply for the number of Welkom Yizani ordinary shares set out in Section 5 hereof or any lesser number that may, in the absolute discretion of the Directors, be allotted to me.

I warrant that I am a Black Person as defined in the definition section commencing on page 10 of the prospectus; and

- **a citizen of South Africa by birth or descent; or**
- **I became a citizen of South Africa before 27 April 1994; or**
- **I became a citizen of South Africa after 27 April 1994 but were it not for the apartheid policy, I would have become a citizen of South Africa before 27 April 1994.**

I understand that the issue of Welkom Yizani ordinary shares is conditional on the Directors allotting and issuing them to me. I further understand that I may be allotted and issued a lesser number of Welkom Yizani ordinary shares than I requested and I accept this.

I understand that should I elect to be issued Welkom Yizani ordinary shares in uncertificated form, I am required to rematerialise my Welkom Yizani ordinary shares within 14 days of having received them and to deliver the share certificate(s) thereof to Link Market Services who will retain them. I acknowledge that this is a condition for my participation in the Media24 Empowerment Transaction.

I acknowledge that the articles of Welkom Yizani and the Media24 Holdings Shareholders' Agreement have been made available for inspection in terms of paragraph 8 on page 43 of the prospectus, and that I have accordingly been informed that various restrictions are imposed upon the transferability of Welkom Yizani ordinary shares. I further acknowledge that Naspers is granted certain call option rights in respect of Welkom Yizani ordinary shares pursuant to the Media24 Holdings Shareholders' Agreement and the articles. In applying for Welkom Yizani ordinary shares, I undertake that, if any such Welkom Yizani ordinary shares are issued to me, I will comply with the terms of the articles including all the restrictions contained in the articles, and I agree to be bound by the provisions of the Media24 Holdings Shareholders' Agreement. I have read paragraph 5.17.3 on page 27 of the prospectus. I understand that if I contravene these restrictions I may have action taken against me which may result in me losing any benefit which I would otherwise have had in my investment in Welkom Yizani, or my Welkom Yizani ordinary shares.

Name _____ Dated _____ Telephone number (office hours) ( )

Signature _____ Assisted by (where applicable) _____

BLUE



Welkom Yizani Investments Limited
("Welkom Yizani")
(Incorporated in the Republic of South Africa)
(Registration number 2006/021434/06)

APPLICATION FORM TO SUBSCRIBE FOR WELKOM YIZANI ORDINARY SHARES
AVAILABLE TO BLACK GROUPS WHO QUALIFY TO PARTICIPATE IN THE PUBLIC OFFER

Definitions and interpretations used in this prospectus are contained on pages 10 to 16 and apply to the contents of this application form.

This application form forms part of the prospectus which was registered by the Registrar on 21 September 2006 and must be read in conjunction with it.

SECTION 1 – INSTRUCTIONS AND NOTES

THIS APPLICATION FORM SHOULD ONLY BE COMPLETED BY BLACK GROUPS WHO QUALIFY TO PARTICIPATE IN THE PUBLIC OFFER AND WOULD LIKE TO SUBSCRIBE FOR WELKOM YIZANI ORDINARY SHARES AT R10,00 PER SHARE. PLEASE REFER TO THE LAST COLUMN ON PAGE 11 OF THE PROSPECTUS FOR A DESCRIPTION OF A BLACK GROUP.

PLEASE NOTE: IF YOU ARE A GROUP THAT IS PLANNING TO APPLY FOR 20 000 WELKOM YIZANI ORDINARY SHARES OR MORE, YOU WILL NEED TO SUBMIT AN INITIAL BEE OWNERSHIP CERTIFICATE OF COMPLIANCE OBTAINED FROM AN APPROVED BEE VERIFICATION ENTITY OR AGENCY. THESE APPROVED AGENCIES TAKE AT LEAST 10 DAYS TO ISSUE THIS CERTIFICATE, THEREFORE YOU NEED TO APPLY AS SOON AS POSSIBLE, TAKING INTO ACCOUNT THAT THE CLOSING DATE FOR APPLICATIONS IS 27 OCTOBER 2006.

Instructions:

1. You may only complete this application form if you qualify to participate in the public offer. Please refer to paragraph 3.2 on page 18 of the prospectus.

2. The subscription price in terms of the public offer is R10,00 per Welkom Yizani ordinary share.

3. Subscriptions for Welkom Yizani ordinary shares in terms of the public offer may only be made for a minimum subscription amount of R200,00.

4. Applications are irrevocable and may not be withdrawn once submitted.

5. Please refer to the terms and conditions of the public offer set out in paragraph 3 commencing on page 17 of the prospectus.

6. Applicants should consult their broker, banker or other professional adviser or the helpline on 0860 12 12 24 in case of doubt as to the correct completion of this application form.

7. For every application hand delivered and accepted at an FNB branch, the teller will issue a receipt for the application form, payment and the supporting documents received.

8. If any cheque is dishonoured, Welkom Yizani may, in its sole discretion, regard the relevant application as invalid or take such other steps in regard thereto as it may deem fit.

9. All alterations on this application form must be authenticated by a full signature.

10. Welkom Yizani is entitled to verify the details of the applicant and the applicant is obligated to assist in such verification.

11. Please note:

    • Welkom Yizani ordinary shares issued in respect of this application will be in a certificated form and the original of the share certificate will be retained by Link Market Services in terms of the articles.

    • Certain restrictions are contained in the articles (and in this regard you are referred to paragraph 5.17.3 on page 27 of the prospectus). In order to ensure that those restrictions remain in place, Naspers has, in terms of the constitutional documents, been given certain call option and other rights.

If you have any questions regarding the contents of the prospectus, please call the helpline on 0860 12 12 24.

SECTION 2 – HOW TO SUBMIT THE APPLICATION

Completed application forms should be handed in at any FNB branch. All applications must be received by the FNB branch before the Closing Date, being 15:00 on 27 October 2006. Application forms received after the Closing Date will be disregarded. In addition any application form received which does not contain all the documentation required or which has not been completed in full will be rejected.

SECTION 3 – REQUIRED DOCUMENTS

Applications should be accompanied by:

• a copy of the certificate of incorporation (if applicable) or other comparable document evidencing the valid establishment of the Black Group. (For example, trustees must submit letters of authority issued by the Master of the South African High Court, and unincorporated associations must submit a copy of their constitution or deed of association.);

• an affidavit confirming your group's BEE status as declared below;

• for Black Groups applying for Welkom Yizani ordinary shares in excess of 20 000, submit a certified copy of the Initial BEE Ownership Certificate of Compliance from an approved BEE verification entity/agency obtained specifically for the purpose of the Media24 Empowerment Transaction; and

• submit a list of all of the natural persons who, both directly or indirectly, hold the beneficial interest in the Black Group, including such persons' names, ID numbers, nationality, gender, racial group and effective percentage economic (and, if different, voting) interest held. If an effective interest in the Black Group is held by natural persons indirectly through a company or entity, a detailed organogram setting out the sequence of ownership is required.

Each application submitted must be in one name only and show only one address. Welkom Yizani reserves the right to accept or reject any application in its absolute discretion.

You may pay for your Welkom Yizani ordinary shares either:

• by cheque or postal order, which must be attached to the application form. The cheque must be crossed "not transferable" with the words "or bearer" deleted and made payable to "Welkom Yizani". If the cheque is dishonoured, your application will be rejected; or

• by FNB debit card, presented at any FNB branch; or

• by cash, deposited at the FNB branch.

The Directors reserve the right to accept payment in any other form in their sole discretion.

Please note: For payments by cheque in excess of R5 million please contact the helpline on 0860 12 12 24 for payment instructions. Credit cards will NOT be accepted.

BLUE
SECTION 4 – APPLICATION FORM FOR BLACK GROUPS
Please write the details in black ink and where applicable in CAPITAL LETTERS. Please complete in full and answer all questions



YG

Part 1: Qualifying Information

Is the application form signed and is a copy of your group's certificate of incorporation or constitution or deed of association or letter of authority attached? Y ☐ N ☐

Are any of your members or ultimate shareholders Black New Entrants as defined? Y ☐ N ☐

Have you attached a list of your shareholders or members or beneficiaries (with the required details) or an organogram of your group structure? Y ☐ N ☐

Is an affidavit confirming your group's black status attached? Y ☐ N ☐

If subscribing for 20 000 shares or more, is the BEE ownership certificate of compliance attached? Y ☐ N ☐

Is the stamp of FICA compliance of your group's bank account stamped on this application form? Y ☐ N ☐

Part 2: Black Group's Details

Tick entity category Company ☐ Close Corporation ☐ Joint Venture ☐ Syndicate ☐ Stokvel ☐ Trust ☐ Co-operative ☐ Partnership ☐

Black Broad-Based Ownership Scheme ☐ Black Benefit Scheme ☐ Black Distribution Scheme ☐ Other unincorporated entity or association ☐

If other unincorporated entity/association, please specify type: ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

CIPRO registration number of company or close corporation or ID Number of representative member of entity

Name of business

Majority control held by M ☐ F ☐ *(Please indicate whether the majority black shareholders are Male or Female)*

Physical address

Postal Code

Postal address

Postal Code

Name of contact person

Telephone number ☐☐☐ – ☐☐☐☐☐☐☐ Fax number ☐☐☐ – ☐☐☐☐☐☐☐

Cell number

E-mail address

Part 3: Banking Details

Bank account holder's name

Bank name

Account type Cheque ☐ Transmission ☐ Savings ☐

Bank account number

Branch name

Bank branch code

Stamp here for FICA compliance

Part 4: Payment Details

Total number of shares applied for ☐☐☐☐☐☐ X R **1 0** = R ☐☐☐☐☐☐☐☐☐☐

(Minimum subscription is 20 ordinary shares) Total amount of payment (Rand only)

(Maximum subscription is 1 460 000 ordinary shares)

Method of payment

Cash ☐

Cheque ☐ Specify cheque number

Postal order ☐ Specify postal order number

FNB Debit card ☐ Specify FNB debit card number For office use ☐

FNB Stamp as proof of payment

SECTION 5 – DECLARATION

To: **Welkom Yizani Investments Limited**

We, the undersigned, as representatives of .... confirm that we have full legal capacity and are duly authorised to contract and hereby irrevocably apply for the number of Welkom Yizani ordinary shares set out in section 5 hereof or any lesser number that may, in the absolute discretion of the Directors, be allotted to our group.

We warrant that our group is a Black Group incorporated or formed in South Africa as defined in the definition section commencing on page 11 of the prospectus.

We understand that the issue of Welkom Yizani ordinary shares is conditional on the Directors allotting and issuing them to us. We further understand that we may be allotted and issued a lesser number of Welkom Yizani ordinary shares than requested and accept this.

We understand that should we elect to be issued Welkom Yizani ordinary shares in uncertificated form, we are required to rematerialise our group's Welkom Yizani ordinary shares within 14 days of having received them and to deliver the share certificate(s) thereof to Link Market Services who will retain them. We acknowledge that this is a condition for our group's participation in the Media24 Empowerment Transaction.

We acknowledge that the articles of Welkom Yizani and the Media24 Holdings Shareholders' Agreement have been made available for inspection in terms of paragraph 8 on page 43 of the prospectus, and that we have accordingly been informed that various restrictions are imposed upon the transferability of Welkom Yizani ordinary shares. We further acknowledge that Naspers is granted certain call option rights in respect of Welkom Yizani ordinary shares pursuant to the Media24 Holdings Shareholders' Agreement and the articles. In applying for Welkom Yizani ordinary shares, we undertake that, if Welkom Yizani ordinary shares are issued to our group, we will comply with the terms of the articles including all the restrictions contained in the articles, and we agree to be bound by the provisions of the Media24 Holdings Shareholders' Agreement. We have read paragraph 5.17.3 on page 27 of the prospectus. We understand that if we contravene these restrictions we may have action taken against our group which may result in our group losing any benefit which we would otherwise have had in our investment in Welkom Yizani, or even our Welkom Yizani ordinary shares.

Dated _____ Telephone number (office hours) (_____) _____

Authorised representative 1:

_____ _____ _____
Signature Name [in capital letters] Capacity

Authorised representative 2:

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Signature Name [in capital letters] Capacity

SIGNATURES

        Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.

                            NASPERS LIMITED

Date: September 27, 2006 by

                            ___
                            Name: Stephan J. Z. Pacak
                            Title: Director